   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 24, 1998

                                                      REGISTRATION NO. 333-67711
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                 THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

                       GEORGIA                                              58-2213805
           (State or other jurisdiction of                               (I.R.S. Employer
           incorporation or organization)                               Identification No.)

                             ---------------------
                            2300 WINDY RIDGE PARKWAY
                                SUITE 100 NORTH
                          ATLANTA, GEORGIA 30339-8426
                                 (770) 779-3900
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                          CLINTON MCKELLAR, JR., ESQ.
                 THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
                            2300 WINDY RIDGE PARKWAY
                                SUITE 100 NORTH
                          ATLANTA, GEORGIA 30339-8426
                                 (770) 779-3900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
     The Commission is requested to mail copies of all orders, notices and communications to:

            LEONARD A. SILVERSTEIN, ESQ.                              J. VAUGHAN CURTIS, ESQ.
             LONG ALDRIDGE & NORMAN LLP                                  ALSTON & BIRD LLP
              5300 ONE PEACHTREE CENTER                                 ONE ATLANTIC CENTER
                303 PEACHTREE STREET                                 1201 W. PEACHTREE STREET
             ATLANTA, GEORGIA 30308-3201                            ATLANTA, GEORGIA 30309-3424
                   (404) 527-4000                                         (404) 881-7000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 24, 1998


                              PROFIT RECOVERY LOGO

                                3,500,000 SHARES

                                  COMMON STOCK


     The Profit Recovery Group International, Inc. is offering 2,700,000 shares of its common stock and the selling shareholders are selling an additional 800,000 shares. PRG's common stock is traded on the Nasdaq National Market under the symbol "PRGX." The last reported sale price of the common stock on the Nasdaq National Market on December 22, 1998 was $32.22 per share.


                         ------------------------------

    THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                         ------------------------------


                                                                PER SHARE      TOTAL
                                                                ---------      -----
Public offering price.......................................    $            $
Underwriting discounts and commissions......................
Proceeds to PRG.............................................
Proceeds to the selling shareholders........................


     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     PRG and certain shareholders have granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of common stock to cover over-allotments.


                         ------------------------------

BANCBOSTON ROBERTSON STEPHENS
           MERRILL LYNCH & CO.
                        HAMBRECHT & QUIST
                                   THE ROBINSON-HUMPHREY COMPANY

                                       , 1998

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, "PRG," "WE," "US" AND "OUR" REFER TO THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND ITS SUBSIDIARIES.


                            ------------------------

                               TABLE OF CONTENTS


                                      Page
Summary.............................    3    Management..................... 39

Risk Factors........................    7    Selling Shareholders........... 42

Use of Proceeds.....................   14    Underwriting................... 43

Dividend Policy.....................   14    Legal Matters.................. 44

Price Range of Common Stock.........   15    Experts........................ 45

Selected Consolidated Financial
  Data..............................   16    Incorporation of Certain Documents
                                              by Reference.................. 45

Management's Discussion and Analysis         Additional Information......... 46
  of Financial Condition and Results
  of Operations.....................   18

Business............................   30




     We own or have rights to various copyrights, trademarks and trade names used in our business. These include AuditPro(R), AuditPro 97(TM), EDI Inquiry(TM), Claims Management System(TM), FreightPro(TM), Profit Recovery Group International(R), PRG(R), RBAdvantage(TM), RecoverNow(R), ReportPro(TM), ScanSearch(TM) and Sentinel(TM). This prospectus also refers to trademarks and trade names of other companies.

                                    SUMMARY

     This summary is qualified by more detailed information appearing in other sections of this prospectus. The other information is important. We urge you to read the entire prospectus carefully before you decide whether to invest in shares of our common stock. Unless we otherwise indicate, all information in this prospectus assumes the underwriters will not exercise their over-allotment option.


                 THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.



     The Profit Recovery Group International, Inc. is a leading provider of accounts payable and other recovery audit services to large businesses and certain governmental agencies having numerous payment transactions with many vendors. These businesses include:



- retailers                           - technology companies
- manufacturers                       - healthcare providers
- wholesale distributors



     We principally target large businesses having at least $500.0 million in annual revenues, although smaller businesses also may be attractive clients. Although these businesses process the vast majority of payment transactions correctly, a small number of errors do occur. In the aggregate, these transaction errors can represent meaningful "lost profits" that can be particularly significant for businesses with relatively narrow profit margins. For example, we believe that a typical U.S. retailer makes payment errors that are not discovered internally, which in the aggregate can range from several hundred thousand dollars to more than $1.0 million per billion dollars of revenues.



     Our highly trained, experienced recovery audit specialists use sophisticated proprietary technology and advanced audit techniques and methodologies to identify overpayments to vendors and tax authorities. Our clients then pay us a negotiated percentage of the overpayments they recover.



     Our revenues increased 61.5% in 1995, 38.0% in 1996, 45.3% in 1997 and 75.1% for the nine months ended September 30, 1998 compared to the same period in 1997, primarily because of acquisitions, expansion into international markets, new clients and the large number of clients that continue to use our services. Of our accounts payable audit clients in 1996 that had claims exceeding $100,000 in that year, more than 90.0% continued to use our services in 1997. This percentage excludes clients no longer in existence due to bankruptcy or acquisition by other companies.


                            RECOVERY AUDIT INDUSTRY


     The domestic and international recovery audit industry is fragmented and characterized by several large and many small, local and regional firms. Many of these firms lack the resources or client base to support the technology investment required to audit client data more completely. Businesses increasingly have implemented Electronic Data Interchange technology to transmit order, payment and other transaction information to vendors electronically. Although EDI streamlines transaction processing, it can magnify errors because the errors may be replicated automatically in thousands of transactions. Recovery audit firms, therefore, must use sophisticated technology to audit EDI accounts payable processes effectively.

     We believe that large businesses increasingly are outsourcing internal recovery functions to independent recovery audit firms such as ours. Factors contributing to this trend include:



     - a need for significant investments in technology, especially in an EDI environment;



     - an inability to duplicate the breadth of auditing expertise of an independent firm;



     - a desire to focus limited resources on their principal business activities; and



     - a desire for larger and more timely recoveries.


                                  OUR STRATEGY

     Our objective is to be the leading worldwide provider of recovery audit services. To achieve this objective, we plan to continue the following primary strategies:


     - pursuing acquisitions of domestic and international businesses, including both direct competitors and businesses providing complementary recovery audit services;



     - expanding international operations;


     - increasing our client base within the industries we currently serve;

     - expanding our recovery audit services, including freight, telecommunications, utilities and sales and property tax; and

     - maintaining our technology leadership, including our EDI capabilities.


                                  THE OFFERING



     The following information is based on 24,019,519 shares outstanding at December 22, 1998. This number excludes 3,161,263 shares of common stock issuable upon the exercise of stock options outstanding at December 22, 1998 at a weighted average exercise price of $16.92 per share. It also excludes 1,022,557 shares reserved for issuance under our Stock Incentive Plan.



Common stock offered by PRG....................   2,700,000 shares



Common stock offered by the selling
shareholders...................................   800,000 shares



Common stock to be outstanding after the
offering.......................................   26,719,519 shares



Use of proceeds................................   To repay outstanding
                                                  indebtedness.



Nasdaq National Market symbol..................   PRGX




                              RECENT DEVELOPMENTS


     On October 29, 1998, we acquired the business of one of our direct competitors, Robert Beck & Associates, Inc. and certain related entities, for $26.1 million in cash and 644,434 unregistered, restricted shares of our common stock. Founded in 1982, Beck is an international accounts payable recovery auditing firm serving clients primarily in the retail and grocery sectors throughout the U.S. and, on a limited basis, in Canada and Germany. Beck had revenues of $14.8 million for 1997.

     On August 6, 1998, we acquired the business of Loder, Drew & Associates, Inc. for an initial purchase price of $70.0 million in cash and 803,535 unregistered, restricted shares of our common stock. We also may be required to pay up to an additional $70.0 million in cash contingent on Loder Drew meeting certain future financial performance goals through December 31, 1999. Founded in 1985, Loder Drew performs accounts payable recovery audit services for a broad variety of Fortune 1000 companies, including those in sectors we have not historically served, such as telecommunications and industrial manufacturing. Loder Drew had revenues of $10.9 million for 1996 and $22.6 million for 1997.



                                  OUR ADDRESS



     Our principal executive offices are located at 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426, and our telephone number is (770) 779-3900.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The comparability of amounts reflected in the following summary of consolidated financial data is impacted by several factors. First, it includes the results of Fial & Associates, Inc. since January 1, 1995, the results of Financiere Alma S.A. and subsidiaries since October 1, 1997, and the results of Loder Drew since July 1, 1998. Second, we have included a $3.7 million net deferred tax charge for 1996 resulting from our predecessors' termination of their Subchapter S and partnership status. Third, we have included a $1.2 million charge for the year ended December 31, 1997 to restructure and realign certain aspects of our European management structure. See Notes to our Consolidated Financial Statements, which we have filed separately and incorporated by reference in this prospectus.



                                                                                   NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                        ----------------------------------------   ------------------
                                         1994      1995      1996        1997       1997       1998
                                        -------   -------   -------   ----------   -------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF EARNINGS DATA:
  Revenues............................  $34,690   $56,031   $77,330    $112,363    $76,445   $133,881
  Operating income....................    4,184     6,442    11,039      16,175     11,183     19,189
  Net earnings........................    3,640     4,507     3,150       9,623      6,918     10,704
  Pro forma net earnings(1)...........    2,220     2,935     6,668
  Earnings (pro forma for 1995 and
     1996) per share:
     Basic............................                .24       .41         .52        .38        .50
     Diluted..........................                .21       .39         .51        .37        .47
  Weighted average common and dilutive
     shares outstanding:
     Basic............................             12,000    16,268      18,415     18,184     21,431
     Diluted(2).......................             14,948    17,457      18,909     18,720     22,939



                                                                 SEPTEMBER 30, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(3)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 15,020      $ 15,973
  Working capital...........................................    48,821        49,774
  Intangible assets, net(4).................................   158,187       158,187
  Total assets..............................................   286,612       287,565
  Long-term debt, excluding current installments............    81,141            --
  Total shareholders' equity................................   142,351       224,445


------------


(1) Prior to our initial public offering on March 26, 1996, our predecessor entities generally were either corporations electing to be taxed as Subchapter S corporations or partnerships. Pro forma net earnings reflect, where applicable, a provision for income taxes to include the additional tax expense as if our predecessor entities had been subject to federal and state income taxes for all periods presented rather than the individual shareholders and partners.



(2) We have included all common dilutive shares issued in 1995 as exercised and outstanding, using the treasury stock method, for 1995 and the first quarter of 1996. See Note 1(k) of Notes to our Consolidated Financial Statements, which we have filed separately and incorporated by reference in this prospectus.



(3) We have adjusted these figures to give effect to our sale of 2,700,000 shares of common stock at an assumed offering price of $32.22 per share and our receipt of the estimated net proceeds from this sale. See "Use of Proceeds." These amounts have not been adjusted to reflect our acquisition of Beck, effective as of October 1, 1998.



(4) This balance consists primarily of the excess of purchase price over the estimated fair market value of net assets of acquired businesses. Such amounts are amortized over periods ranging from seven to 25 years.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.


ACQUISITIONS MAY BE DIFFICULT TO IDENTIFY, IMPLEMENT AND INTEGRATE AND MAY RESULT IN DILUTIVE ISSUANCES OF EQUITY SECURITIES



     From January 1, 1997 through December 23, 1998, we completed 13 acquisitions. While we are not currently a party to any agreements or understandings for any material acquisitions, we expect to continue to acquire both domestic and foreign companies as part of our growth strategy. Acquisitions involve the following risks:


     - We may be unable to continue to identify suitable acquisition candidates. We compete with other companies to acquire recovery audit firms and other businesses. We expect this competition to continue to increase, making it more difficult to acquire suitable companies on favorable terms.

     - We may issue equity securities in future acquisitions that could be dilutive to our shareholders. We also may incur additional debt and amortization expense related to goodwill and other intangible assets in future acquisitions. This additional debt and amortization expense may materially and adversely affect our business, financial condition and results of operations.

     - We may be unable to successfully integrate acquired businesses and realize anticipated economic, operational and other benefits in a timely manner. Integration of an acquired business is especially difficult when we acquire a business (1) in a market in which we have limited or no expertise, or (2) with a corporate culture different from ours. If we are unable to successfully integrate acquired businesses, we may incur substantial costs and delays or other operational, technical or financial problems. In addition, the failure to successfully integrate acquisitions may divert management's attention from our existing business and may damage our relationships with our key clients and employees.

OUR DEPENDENCE ON KEY CLIENTS


     Our five largest clients accounted for 30.1% of our revenues in 1995, 34.6% in 1996 and 33.8% in 1997. Our business, financial condition and results of operations could be materially and adversely affected if one or more of our large clients:



     - file for bankruptcy or otherwise cease to do business with us;



     - change our status from primary to secondary recovery auditor; or



     - experience a bankruptcy of one of their significant vendors.



For example, one of our five largest accounts representing 4.6% of our domestic revenues for 1996 changed our status from primary recovery auditor in 1996 to secondary recovery auditor in 1997. This change resulted in significantly lower revenues from that client in 1997. See "Business -- Client Base."

OUR RELIANCE ON INTERNATIONAL OPERATIONS

     We derived 27.3% of our revenues from international operations in 1997, and 30.2% for the first nine months of 1998. We rely heavily on international expansion to achieve our long-term growth objectives. We currently operate outside the United States in the following countries:

     - Argentina          - Hong Kong               - South Africa
     - Australia          - Indonesia               - South Korea
     - Belgium            - Malaysia                - Switzerland
     - Brazil             - Mexico                  - Taiwan
     - Canada             - The Netherlands         - Thailand
     - China              - New Zealand             - United Kingdom
     - France             - The Philippines
     - Germany            - Singapore

     We may commence operations in other countries during 1999, including Italy, Portugal and Spain.

     Although our recovery audit services constitute a generally accepted business practice among retailers in the U.S. and Canada, our services have not yet become widely used in many international markets. Prospective clients, vendors or other involved parties in foreign markets may not accept our services. The failure of these parties to accept and use our services could have a material adverse effect on our business, financial condition and results of operations.

     International operations are subject to risks, including:

     - fluctuations in political and economic instability;

     - difficulties in staffing and managing foreign operations and in collecting accounts receivable;

     - fluctuations in currency exchange rates;

     - costs associated with adapting our services to our foreign clients' needs;

     - unexpected changes in regulatory requirements and laws;

     - difficulties in transferring earnings from our foreign subsidiaries to us; and

     - burdens of complying with a wide variety of foreign laws and labor practices, including laws that could subject certain tax recovery audit practices to regulation as the unauthorized practice of law.

     We have encountered, and expect to continue to encounter, significant expense and delays in expanding our international operations because of language and cultural differences, and staffing, communications and related issues.

     In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring and establishing office facilities before any significant revenues are generated. As a result, initial operations in a new market typically operate at low margins or may be unprofitable. Our international expansion strategy will require substantial financial resources and may result in the incurrence of additional indebtedness and in dilutive issuances of additional equity securities. Financing for international expansion may not be available to us on acceptable terms and conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNCERTAINTY OF OUR REVENUE RECOGNITION ESTIMATES AND COLLECTION OF OUR CONTRACT RECEIVABLES


     We recognize revenues from certain of our accounts payable recovery audit services at the time we present overpayment claims to our clients and they approve these claims. The revenues from these services constitute a substantial portion of our total revenues. Our clients may reject for any reason any portion of an overpayment claim we have identified, in which case we do not recognize revenue for the portion of the overpayment claim our client has rejected. We do not recognize revenue for any overpayment claims that we have identified but which we do not believe will be collected by our clients. We initially establish our estimate for uncollectible claims for each client based on the following:



     - historical collection rates;



     - types of claims identified;



     - current industry conditions; and



     - other factors which, in our opinion, deserve consideration.


     We may, however, subsequently adjust this estimate as these factors fluctuate. Despite our experience in providing accounts payable recovery audit services, our estimates of uncollectible claims may not be adequate. If we underestimate uncollectible claims, our financial condition and results of operations could be materially and adversely affected.

     Once we present these claims to our clients and they approve them, our clients generally will take a credit against outstanding payables or future purchases from their vendors. We will then invoice our clients for our fees. Our fees typically are equal to a contractually stipulated percentage of the amounts our clients recover. Our contract receivables as of any balance sheet date are largely unbilled because we do not control the timing or extent of a client's claims processing, and because the timing of a client's payments for future purchases from its vendors are outside our control. Consequently, we may not collect all of our contract receivables because we are dependent on our clients to pursue their claims. This lengthy revenue and cash receipts cycle also subjects us to increased risk that contract receivables will not be collected because (1) our client or its vendors may file for bankruptcy protection, or (2) our client may cease doing business with one or more of its vendors and therefore be unable to take credits against current and future purchases from such vendors.


DEPENDENCE ON THIRD AND FOURTH QUARTER OPERATING RESULTS



     We currently provide recovery audit services principally to the retailing industry. The purchasing and operational cycles of the retailing industry typically cause us to realize higher revenues and operating income in the last two quarters of our fiscal year. If we do not continue to realize increased revenues in future third and fourth quarter periods, our profitability for any affected quarter and the entire year could be materially and adversely affected because ongoing selling, general and administrative expenses are largely fixed over the short term. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."


DEPENDENCE ON PROPRIETARY TECHNOLOGY; INTELLECTUAL PROPERTY RIGHTS

     Our operations could be materially and adversely affected if we are not adequately able to protect our proprietary software, audit techniques and methodologies, and other proprietary intellectual property rights. We rely on a combination of trade secret laws, nondisclosure and other contractual arrangements and technical measures to protect our proprietary rights. Although we presently hold U.S. and foreign registered trademarks and U.S. registered copyrights on certain of our proprietary technology, we may be unable to obtain similar protection on our other intellectual property. In addition, in the case of foreign registered trademarks, we may not receive the same enforcement protection on our intellectual property as in the U.S. We generally enter into confidentiality agreements with our employees, consultants, clients and potential clients and limit access to, and distribution of, our proprietary information. Nevertheless, we may be unable to deter misappropriation of our proprietary information, detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Our competitors also may independently develop technologies that are substantially equivalent or superior to our technology. Although we believe that our services and products do not infringe on the intellectual property rights of others, we can not prevent someone else from asserting a claim against us in the future for violating their technology rights.


RISKS ASSOCIATED WITH THE FAILURE OF PRG, OUR VENDORS AND OUR CLIENTS TO ADEQUATELY ADDRESS THE YEAR 2000 ISSUE


     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000.

     We have undertaken, but have not completed, an assessment of our Year 2000 issues. The assessment is scheduled for completion in January 1999. Until we have completed our assessment, we cannot be sure that our efforts to address Year 2000 issues are appropriate, adequate or complete.


     As a result, we may suffer the following consequences:



     - We may experience a significant number of operational inconveniences and inefficiencies for us and our clients that may divert our time and attention and financial and human resources from our ordinary business activities.



     - We may suffer serious system failures that may require significant efforts by us or our clients to prevent or alleviate material business disruptions.


     - We may experience a significant loss of revenues or incur a significant amount of unanticipated expenses.


See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issue."


DEPENDENCE ON KEY PERSONNEL

     Our success depends largely on the efforts and skills of our executive officers and key employees, particularly John M. Cook, Michael A. Lustig and Ronald K. Loder in the United States, and Marc S. Eisenberg in France. The loss of the services of one or more of these persons could materially adversely affect our business, financial condition and results of operations. We have entered into employment agreements with Messrs. Cook, Lustig, Loder and Eisenberg, and other members of management. We also maintain key man life insurance policies in the aggregate amounts of $13.3 million on the life of

Mr. Cook; $5.0 million on the life of Mr. Lustig; $10.0 million on the life of Mr. Loder; and $5.0 million on the life of Mr. Eisenberg.

DOMESTIC AUDITOR COMPENSATION


     On April 1, 1999, we intend to modify the compensation program for our domestic auditors who serve our core domestic businesses, which include retailers, wholesale distributors and governmental agencies. We currently compensate these auditors based solely on their individual commissions on client accounts receivable we collect. After April 1, 1999, we intend to provide individual auditors in this group with a moderate amount of salaried base compensation. We anticipate that most of the affected auditors will continue to earn a substantial majority of their total compensation through commissions paid to them when we collect accounts receivable from our clients.


     If our domestic auditors who serve retailers, wholesale distributors and governmental agencies are not pleased with their modified compensation program, they may choose to leave, which could materially and adversely affect our ability to generate revenues and our results of operations. We also are at risk if these auditors do not produce a sufficient level of revenues to cover their salaried base compensation. If a significantly large number of these auditors do not produce adequate revenues to cover their salaried base compensation, then this revenue shortfall could materially and adversely affect our business, financial condition and results of operations.


COMPETITION IN THE RECOVERY AUDIT INDUSTRY



     The recovery audit business is highly competitive. Our principal competitors for accounts payable recovery audit services include local and regional firms and one firm, Howard Schultz & Associates, Inc., with a network of affiliate organizations in the U.S. and abroad. Our competitors for tax recovery audit services in France include major international accounting firms, tax attorneys and several smaller tax recovery audit firms. We are uncertain whether we can continue to compete successfully with our competitors. In addition, our profit margins could decline because of competitive pricing pressures that may have a material adverse effect on our business, financial condition and results of operations.


OFFERING BENEFITS TO CERTAIN SELLING SHAREHOLDERS


     The selling shareholders will receive substantial proceeds from selling shares of common stock in this offering. We will pay the offering expenses of the shareholders who are selling in this offering, other than underwriting discounts and commissions. After deducting underwriting discounts and commissions, the net proceeds (at an assumed offering price of $32.22 per share) to the selling shareholders, all of whom are our affiliates, are approximately as follows: John M. Toma and affiliates, $1.6 million; and Berkshire Fund III, A Limited Partnership and affiliates, $22.9 million. Affiliates of John M. Cook are the only shareholders who have granted the underwriters an over-allotment option to purchase shares of common stock. If the underwriters' over-allotment option is exercised in full, the aggregate net proceeds to the affiliates of Mr. Cook will be approximately $10.2 million.

SIGNIFICANT INFLUENCE BY MANAGEMENT


     After we sell shares of common stock in this offering, our executive officers and directors collectively will beneficially own 22.8% of the outstanding common stock, or 21.4% if the underwriters' over-allotment option is exercised in full. Of such amounts, John M. Cook will beneficially own 13.1%, or 11.8% if the underwriters' over-allotment option is exercised in full. As a result of their ownership, our management collectively will continue to have significant influence over:



     - the election of our Board of Directors;



     - the approval or disapproval of any other matters requiring shareholder approval; and



     - the affairs and policies of PRG.


CERTAIN ANTI-TAKEOVER PROVISIONS


     Our Articles of Incorporation and Bylaws and Georgia law contain provisions that may delay, defer or inhibit a future acquisition of us not approved by our Board of Directors. This could occur even if our shareholders are offered an attractive value for their shares or if a substantial number or even a majority of our shareholders believe the takeover is in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors in connection with the transaction. Provisions that could delay, defer or inhibit a future acquisition include the following:



     - a staggered Board of Directors;



     - special meeting call restrictions; and



     - the ability of the Board of Directors to consider the interests of various constituencies, including our employees, clients and creditors and the local community.


     In addition, our Articles of Incorporation permit the Board of Directors to issue shares of preferred stock with such designations, powers, preferences and rights as it determines, without any further vote or action by our shareholders. These provisions also could discourage bids for your shares of common stock at a premium and have a material adverse effect on the market price of your shares.

CLIENT BANKRUPTCIES

     We currently derive the majority of our revenues from clients in the retailing industry. The retailing industry is an intensely competitive environment, and retailer bankruptcy filings are not uncommon. Certain of our domestic retailing clients have filed for bankruptcy protection resulting in aggregate net charges to operations of $468,000 in 1995, $398,000 in 1996 and $180,000 in 1997. Future bankruptcy filings by our clients or their vendors, particularly any of our key clients, could have a material adverse effect on our business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have 26,719,519 shares of common stock outstanding. Substantially all of these shares will be transferable either without restriction or registration under the Securities Act of 1933, as amended, or pursuant to the volume and other limitations of Rule 144 promulgated under the Securities Act. Following this offering, resales of a substantial number of shares of common stock into the public market could cause the price of our common stock to decline.

     Approximately 6,711,364 shares of common stock are subject to lock-up agreements between the holders of those shares and the representatives of the underwriters, pursuant to which the holders have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of common stock until 90 days after the date of this prospectus, subject to limited exceptions. Following the expiration of this period, substantially all of the shares subject to the lock-up agreements will become available for immediate resale in the public market subject to the volume and other limitations of Rule
144. Pursuant to the terms of various acquisitions that we have completed, an additional 2,772,382 shares are subject to contractual lock-up provisions with us that will expire beyond the lock-up period. See "Underwriting."


POSSIBLE VOLATILITY OF STOCK PRICE

     Our common stock is traded on the Nasdaq National Market. The market price of our common stock could fluctuate substantially, based on a variety of factors, including future announcements concerning us or our key clients or competitors, technological innovations, government regulations, litigation or changes in earnings estimates by analysts. Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations and demand for our services, may adversely affect the market price of our common stock. See "Price Range of Common Stock" and "Underwriting."


                           FORWARD LOOKING STATEMENTS



     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

                                USE OF PROCEEDS


     The net proceeds from the sale of the 2,700,000 shares of common stock offered by PRG are estimated to be approximately $82.1 million (approximately $87.9 million if the underwriters' over-allotment option is exercised in full), at an assumed offering price of $32.22 per share and after deducting underwriting discounts and commissions (approximately $4.3 million) and estimated offering expenses (approximately $550,000) payable by PRG. PRG will not receive any proceeds from the sale of shares of common stock by the selling shareholders.



     PRG intends to use the net proceeds solely to repay outstanding indebtedness under its $200.0 million senior credit facility with NationsBank, N.A., as agent, all of which PRG incurred to finance various business acquisitions. At December 18, 1998, PRG owed $112.8 million in principal and accrued and unpaid interest under its credit facility at various LIBOR-based interest rates (6.98% weighted average interest rate as of December 18, 1998). Borrowings under the credit facility are due July 29, 2003 with prepayments permitted. PRG is not currently a party to any agreements or understandings with respect to any material acquisitions, and it does not know whether any future material acquisitions will be consummated.



     Pending application of the net proceeds as described above, PRG intends to invest the net proceeds in (1) short-term investment grade securities, (2) certificates of deposit or (3) direct or guaranteed obligations of the U.S. government.


                                DIVIDEND POLICY


     PRG has not paid cash dividends since its March 26, 1996 initial public offering and does not intend to pay cash dividends in the foreseeable future. Moreover, restrictive covenants included in PRG's credit facility specifically prohibit payments of cash dividends without the written consent of PRG's lenders. PRG's predecessors paid Subchapter S shareholder dividends of approximately $860,000 in 1994 and $10.3 million in 1995 and paid partnership distributions of approximately $215,000 in 1994 and $382,000 in 1995. Immediately prior to PRG's initial public offering, its predecessors also paid a Subchapter S shareholder distribution of approximately $4.7 million and a partnership distribution of approximately $178,000.

                          PRICE RANGE OF COMMON STOCK


     The following table sets forth the range of high and low sale prices per share for PRG's common stock as reported on the Nasdaq National Market, where the stock trades under the symbol "PRGX," for the periods indicated.



                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              -------------------
                                                                HIGH        LOW
                                                              --------    -------
FISCAL 1996
First Quarter (from March 26, 1996 through March 31,
  1996).....................................................  $16   1/2   $11    (1)
Second Quarter..............................................   22   1/2    15  1/4
Third Quarter...............................................   24   1/4    11  1/2
Fourth Quarter..............................................   21   1/2    11  1/4

FISCAL 1997
First Quarter...............................................  $18   1/4   $11 1/16
Second Quarter..............................................   16   1/8    11  3/4
Third Quarter...............................................   20   1/8    13  5/8
Fourth Quarter..............................................   19   1/2    13  7/8

FISCAL 1998
First Quarter...............................................  $23         $15  1/2
Second Quarter..............................................   29   1/2    21  3/8
Third Quarter...............................................   34          18  7/8
Fourth Quarter (through December 23, 1998)..................   37   3/4    20  1/8


------------

(1) Initial public offering price.


     On December 22, 1998, the last sale price of the common stock as reported on the Nasdaq National Market was $32 7/32 per share. As of December 22, 1998, there were 178 holders of record of the common stock. PRG believes there are in excess of 400 beneficial holders of the common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth PRG's selected consolidated historical financial data as of and for the five years ended December 31, 1997 and as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998. Such historical consolidated financial data as of and for the five years ended December 31, 1997 have been derived from PRG's Consolidated Financial Statements and Notes thereto, which Consolidated Financial Statements have been audited by KPMG Peat Marwick LLP, independent auditors. Such historical consolidated financial data as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998 are derived from PRG's unaudited Consolidated Financial Statements, and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for the periods. The audited Consolidated Balance Sheets as of December 31, 1996 and 1997 and the related Consolidated Statements of Earnings, Shareholders' Equity (Deficit) and Cash Flows for each of the years in the three-year period ended December 31, 1997 and the report thereon, which in 1997 is based partially upon the report of other auditors, are filed separately and incorporated by reference in this prospectus. The selected pro forma Statements of Earnings data for the four years ended December 31, 1996 are unaudited. The data presented below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information filed separately by PRG and incorporated by reference in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                       NINE MONTHS ENDED
                                                               YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                   ------------------------------------------------   --------------------
                                                    1993      1994     1995(1)    1996     1997(2)    1997(2)   1998(2)(7)
                                                   -------   -------   -------   -------   --------   -------   ----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF EARNINGS DATA:
HISTORICAL
  Revenues.......................................  $25,262   $34,690   $56,031   $77,330   $112,363   $76,445    $133,881
  Cost of revenues...............................   13,299    18,163    30,554    40,330     57,726    39,553      68,360
  Selling, general and administrative expenses...    8,899    12,343    19,035    25,961     37,254    25,709      46,332
  Restructuring costs(3).........................       --        --        --        --      1,208        --          --
                                                   -------   -------   -------   -------   --------   -------    --------
    Operating income.............................    3,064     4,184     6,442    11,039     16,175    11,183      19,189
  Interest income (expense), net.................     (874)     (544)   (1,630)     (100)      (403)      132      (1,589)
  Debt refinancing expenses......................      414        --        --        --         --        --          --
                                                   -------   -------   -------   -------   --------   -------    --------
    Earnings before income taxes.................    1,776     3,640     4,812    10,939     15,772    11,315      17,600
  Income taxes(4)................................       --        --       305     7,789      6,149     4,397       6,896
                                                   -------   -------   -------   -------   --------   -------    --------
  Net earnings...................................  $ 1,776   $ 3,640    $4,507   $ 3,150   $  9,623    $6,918    $ 10,704
                                                   =======   =======   =======   =======   ========   =======    ========
  Cash dividends per share.......................  $    --   $   .10    $  .93   $   .28   $     --    $   --    $     --
                                                   =======   =======   =======   =======   ========   =======    ========
PRO FORMA(5)
  Historical earnings before income taxes........  $ 1,776   $ 3,640    $4,812   $10,939
  Pro forma income taxes.........................      692     1,420     1,877     4,271
                                                   -------   -------   -------   -------
    Pro forma net earnings.......................  $ 1,084   $ 2,220    $2,935   $ 6,668
                                                   =======   =======   =======   =======
  Earnings (pro forma for 1995 and 1996) per
    share:
    Basic........................................                       $  .24   $   .41   $    .52     $  .38   $    .50
                                                                       =======   =======   ========    =======   ========
    Diluted......................................                       $  .21   $   .39   $    .51     $  .37   $    .47
                                                                       =======   =======   ========    =======   ========

                                                                            DECEMBER 31,
                                                          ------------------------------------------------   SEPTEMBER 30,
                                                           1993      1994     1995(1)   1996(6)   1997(2)       1998(8)
                                                          -------   -------   -------   -------   --------   -------------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.............................  $    98   $ 1,284   $  642    $16,891   $ 19,386     $ 15,020
  Working capital.......................................    2,068     4,889    6,738     30,004     34,563       48,821
  Total assets..........................................   11,045    13,779   30,268     68,318    133,885      286,612
  Long-term debt, excluding current installments........    4,256     2,741   17,629        692     24,365       81,141
  Loans from shareholders...............................      208     1,075    1,075         --         --           --
  Total shareholders' equity (deficit)..................     (167)    2,356   (3,402)    40,559     63,072      142,351

------------


(1) Effective January 1, 1995, PRG acquired Fial. See Note 8 of Notes to Consolidated Financial Statements of PRG filed separately and incorporated by reference in this prospectus.



(2) During 1997, PRG completed five acquisitions including Shaps Group, Inc. (January), Accounts Payable Recovery Services, Inc. (February), The Hale Group (May), Alma (October) and TradeCheck, LLC (November). See Note 8 of Notes to Consolidated Financial Statements of PRG filed separately and incorporated by reference in this prospectus.



(3) Represents a $1.2 million charge to restructure and realign certain facets of the European management structure in recognition of emerging developments such as the Alma acquisition. See Note 14 of Notes to Consolidated Financial Statements of PRG filed separately and incorporated by reference in this prospectus.



(4) In April 1995, PRG's predecessors reorganized and its international entities became C corporations. Additionally, in connection with PRG's March 1996 initial public offering, all domestic entities became C corporations. As a result of these conversions to C corporations, PRG incurred charges to operations of $305,000 in 1995 and $3.7 million in 1996 for cumulative deferred income taxes. PRG's 1996 provision for income taxes of $7.8 million consists of the above-mentioned $3.7 million charge for cumulative deferred income taxes combined with $4.1 million in tax provisions at a 39.0% composite effective rate for the three quarters subsequent to the March 26, 1996 initial public offering. See Note 5 of Notes to Consolidated Financial Statements of PRG filed separately and incorporated by reference in this prospectus.



(5) PRG's predecessor entities prior to its initial public offering on March 26, 1996 generally were either corporations electing to be taxed as Subchapter S corporations or partnerships. As a result, any income tax liabilities were the responsibilities of the respective shareholders and partners. Pro forma net earnings reflect, where applicable, a provision for income taxes to include the additional tax expense as if PRG had been subject to federal and state income taxes for all periods presented rather than the individual shareholders and partners.



(6) Balance Sheet Data as of December 31, 1996 reflect the receipt of net proceeds from PRG's March 26, 1996 initial public offering together with the partial use of such proceeds to repay substantially all debt obligations other than certain convertible debentures which were converted to shareholders' equity immediately prior to the offering. See Note 7 of Notes to Consolidated Financial Statements of PRG filed separately and incorporated by reference in this prospectus.



(7) Includes the results of Loder Drew since July 1, 1998, the effective date of the acquisition.



(8) Reflects the net proceeds received by PRG in its March 1998 public offering of 2,000,000 shares of common stock and the effect of the Loder Drew acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     PRG is a leading provider of accounts payable and other recovery audit services to large businesses and certain governmental agencies having numerous payment transactions with many vendors. These businesses include:



- retailers                           - technology companies
- manufacturers                       - healthcare providers
- wholesale distributors



     In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. In addition, the complexity of various tax laws results in overpayments to governmental agencies. Services such as freight, telecommunications and utilities provided to businesses under complex pricing arrangements also can result in overpayments. All of these overpayments result in "lost profits." PRG's trained, experienced audit specialists use sophisticated proprietary technology and advanced audit techniques and methodologies to identify overpayments to vendors and tax authorities. PRG receives a contractual percentage of overpayments it identifies and its clients recover.


RESULTS OF OPERATIONS


     The following table sets forth the percentage of revenues represented by certain items in PRG's Consolidated Statements of Earnings for the periods indicated:


                                                                            NINE MONTHS
                                                                               ENDED
                                              YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                             --------------------------    --------------
                                              1995      1996      1997     1997     1998
                                             ------    ------    ------    -----    -----
HISTORICAL
  Revenues...............................    100.0%    100.0%    100.0%    100.0%   100.0%
  Cost of revenues.......................     54.5      52.1      51.4      51.8     51.1
  Selling, general and administrative
     expenses............................     34.0      33.6      33.2      33.6     34.6
  Restructuring costs....................       --        --       1.0        --       --
                                             -----     -----     -----     -----    -----
          Operating income...............     11.5      14.3      14.4      14.6     14.3
  Interest income (expense), net.........     (2.9)     (0.2)     (0.4)      0.2     (1.2)
                                             -----     -----     -----     -----    -----
          Earnings before income taxes...      8.6      14.1      14.0      14.8     13.1
  Income taxes...........................      0.6      10.0       5.4       5.8      5.1
                                             -----     -----     -----     -----    -----
          Net earnings...................      8.0%      4.1%      8.6%      9.0%     8.0%
                                             =====     =====     =====     =====    =====
PRO FORMA
  Historical earnings before income
     taxes...............................      8.6%     14.1%
  Pro forma income taxes.................      3.3       5.5
                                             -----     -----
          Pro forma net earnings.........      5.3%      8.6%
                                             =====     =====

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1998 COMPARED TO CORRESPONDING PERIOD OF THE PRIOR YEAR


     Revenues. PRG's revenues consist principally of contractual percentages of overpayments recovered for clients that continue to be heavily concentrated in the retailing industry. For the nine months ended September 30, 1998, revenues were $133.9 million, or 75.1% higher than $76.4 million achieved in the corresponding period of 1997.


     For the first nine months of 1998 domestic revenues were $93.5 million, an increase of 58.9% over $58.8 million during the comparable period of 1997. Of this 58.9% increase, (1) 11.2% was contributed by increased claims volume derived from retail, wholesale distribution and governmental agency clients which were served in both the first nine months of 1998 and the corresponding period in 1997; (2) 37.0% was derived from the seven domestic complementary recovery audit firms acquired during the last seven fiscal quarters; and (3) 10.7% was contributed by increased claims volume derived from the provision of services to new clients.



     PRG considers international operations to be all operations located outside of the U.S. For the first nine months of 1998, international revenues were $40.4 million, a 129.5% increase over $17.6 million during the comparable period of 1997. Of this 129.5% increase, (1) 93.8% was contributed by operations of Alma and Novexel S.A., which were acquired in October 1997 and July 1998, respectively, and (2) 35.7% resulted from existing operations, primarily increased claims volume derived from services provided to new clients. PRG continues to believe that the rate of revenue growth for its international operations will significantly exceed its rate of domestic revenue growth for the foreseeable future if the revenue effect of acquired businesses, if any, is excluded. There can be no assurance, however, that recent international growth trends will continue. See "--Forward-Looking Statements."



     PRG has experienced and expects to continue to experience significant seasonality in its business. PRG typically realizes higher revenues and operating income in the last two quarters of its fiscal year. This trend is expected to continue and reflects the inherent purchasing and operational cycles of the retailing industry, which continues to be the source of the majority of PRG's revenues. PRG's recent acquisitions, including the October 1997 acquisition of Alma, the August 1998 acquisition of Loder Drew and the October 1998 acquisition of Beck are not expected to significantly affect this trend because these entities, in the aggregate, have historically experienced similar seasonality in revenues and operating income. Should PRG not continue to realize increased revenues in future third and fourth quarter periods, profitability for any affected quarter and the entire year could be materially and adversely affected due to ongoing selling, general and administrative expenses that are largely fixed over the short term. See "--Forward-Looking Statements."



     Cost of Revenues. Cost of revenues consists principally of commissions paid or payable to PRG's auditors based upon the level of overpayment recoveries, and salaries and bonuses paid or payable to divisional and regional managers. Also included are other direct costs incurred by these personnel including rental of field offices, travel and entertainment, telephone, utilities, maintenance and supplies, and clerical assistance. For the nine months ended September 30, 1998 and 1997, cost of revenues was 51.1% and 51.8%, respectively.


     For the nine months ended September 30, 1998, domestic cost of revenues as a percentage of domestic revenues was 52.8%, up slightly from 52.6% during the corresponding quarter of 1997. For the nine months ended September 30, 1998, international cost of revenues as a percentage of international revenues was 47.1%, down from 48.7% for the corresponding period in 1997. International improvements in the 1998 nine-month period related primarily to various components of fixed costs being spread over a rapidly growing revenue base.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses include the expenses of sales and marketing activities, information technology services and the corporate data center, human resources, legal and accounting, administration, headquarters-related depreciation of property and equipment, and amortization of intangibles. For the nine months ended September 30, 1998, selling, general and administrative expenses as a percentage of revenues was 34.6%, up from 33.6% in the comparable period of 1997.


     For the first nine months of 1998, domestic selling, general and administrative expenses as a percentage of domestic revenues increased to 33.0% from 30.2% in the corresponding period of 1997. PRG's 1998 domestic selling, general and administrative expenses percentage is higher than the comparable percentage in 1997 due to increased expenditures for various 1998 initiatives such as significantly expanded auditor hiring and training programs, significant additional resource commitments in PRG's information technology functions, and period costs associated with intensified mergers and acquisitions efforts.


     For the nine-month period ended September 30, 1998, international selling, general and administrative expenses as a percentage of international revenues improved to 38.4%, down significantly from 45.1% in 1997. Improvements in 1998 related primarily to various components of fixed costs being spread over a rapidly growing revenue base.


     In connection with acquired businesses, PRG has recorded intangible assets including goodwill and deferred non-compete costs. Amortization of these intangible assets totaled $3.7 million and $1.0 million for the nine-month periods ended September 30, 1998 and 1997, respectively.


     Operating Income. For the nine months ended September 30, 1998, operating income increased 71.6% to $19.2 million, up from $11.2 million in the comparable period of 1997. Operating income did not grow proportionately with revenues during the 1998 period due to increased domestic selling, general and administrative expenses associated with various planned initiatives, as previously discussed.


     Interest Income (Expense), Net. For the nine months ended September 30, 1998, net interest expense was $1.6 million, compared to net interest income of $132,000 during the comparable period of 1997. The 1998 increase relates principally to interest on bank borrowings in connection with PRG's purchases of Alma, The Medallion Group, Novexel, Cost Recovery Professionals Pty Ltd and Loder Drew offset in part by interest income as a result of the follow-on public offering completed at the end of the first quarter.


     Earnings Before Income Taxes. Earnings before income taxes rose 55.5% in the nine-month period ended September 30, 1998 compared to the same period of 1997. Earnings before income taxes did not grow proportionately with revenues during the 1998 period due primarily to increased domestic selling, general and administrative expenses associated with various planned initiatives and additional net interest expense, as previously discussed.

     Income Taxes. The provisions for income taxes for all periods presented consist of federal, state and foreign income taxes at a composite effective rate which approximates 39.0%.


     Weighted-Average Shares Outstanding--Basic. For the nine months ended September 30, 1998, PRG's weighted-average shares outstanding was 21,431,000 compared to 18,184,000 for the same period in 1997. This increase related primarily to 2,000,000 common shares issued in a public offering on March 16, 1998 and common shares issued in connection with acquisitions of various companies.


1997 COMPARED WITH 1996

     Revenues. Revenues increased 45.3% to $112.4 million for 1997, up from $77.3 million in 1996.

     Domestic revenues increased 30.2% to $81.7 million in 1997, up from $62.7 million in 1996. Of this 30.2% increase, (1) 9.0% was contributed by increased claims volume derived from existing clients served in both the 1996 and 1997 periods; (2) 13.3% was contributed by the four recovery audit firms acquired in 1997; and (3) 7.9% was contributed by increased claims volume derived from the provision of services to new clients (net of the effect of revenues in 1996 from clients not served in 1997).



     International revenues increased 109.9% to $30.7 million in 1997, up from $14.6 million in 1996. Of this 109.9% increase, (1) 45.3% was contributed by operations of Alma subsequent to this October 1997 acquisition and (2) 64.6% resulted from existing operations, primarily related to increased claims volume derived from services provided to new clients.


     Cost of Revenues. Cost of revenues as a percentage of revenues decreased to 51.4% in 1997 from 52.1% in 1996.


     Domestically, cost of revenues as a percentage of revenues increased slightly to 53.1% in 1997 from 52.7% in 1996. This increase related primarily to cost of revenues associated with revenues subsequently recognized on claims in process acquired as part of PRG's May 1997 acquisition of The Hale Group. These claims carried higher auditor compensation rates than those customarily paid by PRG. The remainder of these claims in process were resolved in 1998.



     Internationally, cost of revenues as a percentage of revenues decreased to 46.8% in 1997, from 49.7% in 1996. This reduction was due in part to the operations of Alma during the fourth quarter of 1997 which were conducted at a cost of revenue percentage of 44.2%. Excluding Alma's revenues and cost of revenues from PRG's 1997 international operations, international cost of revenues as a percentage of international revenues would have been 47.5%, or a 2.2% reduction from 1996. This improvement resulted primarily from gross margin expansions during 1997 in PRG's more established international locations.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased to 33.2% in 1997, from 33.6% in 1996.


     Domestic selling, general and administrative expenses as a percentage of domestic revenues increased to 30.6% in 1997, up from 30.2% in 1996. PRG's 1997 domestic selling, general and administrative expenses percentage is higher than the comparable percentage in 1996 due to increased expenditures for various 1997 initiatives such as significantly expanded training programs and period costs associated with intensified mergers and acquisitions efforts.



     Internationally, selling, general and administrative expenses as a percentage of revenues decreased to 40.0% in 1997, down significantly from 47.9% in 1996. This reduction was due in part to the operations of Alma during the fourth quarter of 1997 which were conducted at a selling, general and administrative expenses percentage of 26.9%. Excluding Alma's revenues and selling, general and administrative expenses from PRG's 1997 international operations, international selling, general and administrative expenses as a percentage of international revenues would have been 43.6%, or a 4.3% reduction from 1996. This improvement resulted primarily from various components of fixed costs being spread over a rapidly growing revenue base.



     In connection with acquired businesses, PRG has recorded intangible assets including goodwill and deferred non-compete costs. Amortization of these intangible assets totaled $1.9 million in 1997 and $1.2 million in 1996.

     Restructuring Costs. In recognition of emerging developments such as the Alma acquisition, PRG restructured and realigned certain facets of its European management structure in the fourth quarter of 1997 and incurred a pre-tax charge to earnings of $1.2 million. This charge consisted of employment termination costs directly applicable to four of PRG's senior European executives and residual contract costs due to an independent European advisor for services no longer required by PRG. Of the $1.2 million charge, $683,000 had been paid through December 31, 1997.


     Operating Income. Operating income increased 46.5% to $16.2 million in 1997, up from $11.0 million in 1996. As a percentage of total revenues, operating income increased to 14.4% of revenues in 1997, up slightly from 14.3% in 1996. Excluding the effect of the $1.2 million nonrecurring pre-tax restructuring charge on 1997 operations, operating income would have been $17.4 million or 15.5% of total revenues.

     Interest Expense, Net. Interest expense, net, increased to $403,000 in 1997, up from $100,000 in 1996. Interest expense, net, for 1997 consisted of (1) interest expense of $730,000, comprised primarily of interest on $24.8 million of bank borrowings outstanding since October 1997 which were used to finance a portion of the Alma acquisition, net of (2) $327,000 of interest income derived primarily from overnight investments.

     Earnings Before Income Taxes. Earnings before income taxes increased 44.2% to $15.8 million, up from $10.9 million in 1996. As a percentage of total revenues, earnings before income taxes were 14.0% in 1997, down slightly from 14.1% in 1996. Excluding the effect of the $1.2 million nonrecurring pre-tax restructuring on 1997 operations, earnings before income taxes as a percentage of total revenues would have been 15.1%.


     Income Taxes. PRG's predecessor entities prior to its initial public offering on March 26, 1996 generally were either corporations electing to be taxed as Subchapter S corporations or partnerships. As a result, any income tax liabilities were the responsibilities of the respective shareholders and partners. In connection with the initial public offering, all domestic entities became C corporations. As a result of these conversions to C corporations, PRG incurred a charge to operations of $3.7 million in the first quarter of 1996 for cumulative deferred income taxes.



     The provisions for income taxes for all periods subsequent to March 31, 1996 consist of federal, state and foreign income taxes at PRG's composite effective rate of 39.0%. PRG's 1996 provision for income taxes of $7.8 million consists of the above-mentioned $3.7 million charge for cumulative deferred income taxes combined with $4.1 million in tax provisions at a 39.0% composite effective rate for the three quarters subsequent to the March 26, 1996 initial public offering.



     Pro Forma Income Taxes. The results of operations for 1996 have been adjusted on a pro forma basis to reflect federal, state and foreign income taxes at a composite effective rate of 39.0% as if PRG's predecessors had been C corporations throughout the year.


1996 COMPARED WITH 1995


     Revenues. Revenues increased 38.0% to $77.3 million for 1996, up from $56.0 million in 1995, principally due to claims volume increases. Of this $21.3 million increase, $13.7 million, or 64.3%, related to existing and new domestic accounts and $7.6 million, or 35.7%, related to revenue growth from international operations. Domestic revenue growth in 1996 of $13.7 million consisted of $5.7 million related to 35 new client accounts and $8.0 million related to provision of additional services to existing accounts.

     International revenues grew 108.1% to $14.6 million for 1996, up from $7.0 million for 1995. International revenues grew from 12.5% of total revenues in 1995 to 18.9% during 1996.

     Cost of Revenues. Cost of revenues decreased to 52.1% of revenues in 1996, down from 54.5% for 1995.


     Domestically, PRG's cost of revenues as a percentage of revenues decreased to 52.7% of revenues in 1996, down from 55.6% for 1995 due primarily to Fial contracts-in-progress acquired in January 1995. These auditor contracts, substantially all of which were concluded by December 31, 1995, carried higher auditor compensation rates than those customarily paid by PRG. Excluding the effect of this temporary $1.9 million rate-related differential, domestic cost of revenues as a percentage of domestic revenues would have been 51.7% in 1995.



     Internationally, cost of revenues increased to 49.7% of international revenues in 1996, up from 47.2% during 1995. This increase resulted from an increase in initial auditor compensation guarantees resulting from various new markets entered by PRG in 1996.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased to 33.6% in 1996 from 34.0% in 1995.


     Domestic selling, general and administrative expenses as a percentage of domestic revenues were relatively flat at 30.2% in 1996 and 30.4% in 1995. PRG's domestic selling, general and administrative expenses grew during 1996 at a rate approximately commensurate with its domestic revenue growth due primarily to space, equipment and personnel additions at its corporate headquarters facility in Atlanta, Georgia.


     International selling, general and administrative expenses decreased to 47.9% of international revenues in 1996, down from 58.7% during 1995 due principally to the 108.1% growth in international revenues in 1996 without a proportionate increase in selling, general and administrative expenses.

     Amortization of intangible assets totaled $1.2 million in both 1996 and 1995.

     Operating Income. Operating income increased 71.4% to $11.0 million in 1996, up from $6.4 million in 1995. Operating income was 14.3% and 11.5% of revenues for 1996 and 1995, respectively. Excluding the effect of the temporary $1.9 million auditor compensation rate differential relating to contracts-in-progress acquired in January 1995 from Fial, operating income for 1995 would have been $8.3 million, or 15.0% of revenues.


     Interest Expense, Net. Interest expense, net, decreased to $100,000 in 1996, down from $1.6 million in 1995. Interest expense, net, for 1996 consisted of $495,000 of net interest expense incurred in the first quarter prior to PRG's March 26, 1996 initial public offering, less $395,000 of net interest income derived primarily from the net initial public offering proceeds during the remaining three quarters of the year.


     Earnings Before Income Taxes. Earnings before income taxes increased 127.3% to $10.9 million, up from $4.8 million in 1995. As a percentage of total revenues, earnings before income taxes were 14.1% in 1996 and 8.6% in 1995. Excluding the effect of the temporary $1.9 million auditor compensation rate differential relating to contracts-in-progress acquired in January 1995 from Fial, earnings before income taxes for 1995 would have been $6.7 million, or 12.1% of revenues.


     Income Taxes. The predecessor business entities that comprised PRG generally were either Subchapter S corporations or partnerships. As a result, income tax liabilities were the responsibilities of the respective shareholders and partners. In April 1995, PRG's predecessors reorganized and its international entities became C corporations. Additionally, in connection with PRG's March 26, 1996 initial public offering, all domestic entities became C corporations. As a result of these conversions to C corporations, PRG incurred charges to operations of $305,000 in 1995 and $3.7 million in 1996 for cumulative deferred income taxes. PRG's 1996 provision for income taxes of $7.8 million consists of the above-mentioned $3.7 million charge for cumulative deferred income taxes combined with $4.1 million in tax provisions at a 39.0% composite effective rate for the three quarters subsequent to the March 26, 1996 initial public offering.



     Pro Forma Income Taxes. The results of operations for 1996 and 1995 have been adjusted on a pro forma basis to reflect federal, state and foreign income taxes at a composite effective rate of 39.0% as if PRG's predecessors had been C corporations throughout such periods.


QUARTERLY RESULTS


     The following tables set forth certain unaudited quarterly financial data for each of PRG's last two years and each of the quarters during the nine-month period ended September 30, 1998 and such data expressed as a percentage of PRG's revenues for the respective quarters. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                 1996 QUARTER ENDED                       1997 QUARTER ENDED
                       --------------------------------------   --------------------------------------
                       MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                       -------   -------   --------   -------   -------   -------   --------   -------
                                                       (IN THOUSANDS)
Revenues.............  $15,615   $17,963   $21,964    $21,788   $20,960   $25,858   $29,627    $35,918
Cost of revenues.....    8,623     9,480    11,002     11,225    11,529    13,331    14,693     18,173
Selling, general and
  administrative
  expenses...........    6,031     6,040     6,623      7,267     8,196     8,723     8,790     11,545
Restructuring
  costs..............       --        --        --         --        --        --        --      1,208
                       -------   -------   -------    -------   -------   -------   -------    -------
    Operating
      income.........      961     2,443     4,339      3,296     1,235     3,804     6,144      4,992
Interest income
 (expense), net......     (495)      106       162        127        63        55        14       (535)
                       -------   -------   -------    -------   -------   -------   -------    -------
   Earnings before
     income taxes....      466     2,549     4,501      3,423     1,298     3,859     6,158      4,457
Income taxes.........    3,700       994     1,759      1,336       506     1,491     2,400      1,752
                       -------   -------   -------    -------   -------   -------   -------    -------
   Net earnings
     (loss)..........  $(3,234)  $ 1,555   $ 2,742    $ 2,087   $   792   $ 2,368   $ 3,758    $ 2,705
                       =======   =======   =======    =======   =======   =======   =======    =======
PRO FORMA
 Historical earnings
   before income
   taxes.............  $   466
 Pro forma income
   taxes.............      182
                       -------
   Pro forma net
     earnings........  $   284
                       =======

                            1998 QUARTER ENDED
                       ----------------------------
                       MAR. 31   JUNE 30   SEPT. 30
                       -------   -------   --------
                              (IN THOUSANDS)
Revenues.............  $33,144   $38,934   $61,803
Cost of revenues.....   17,956    20,326    30,078
Selling, general and
  administrative
  expenses...........   13,029    13,991    19,312
Restructuring
  costs..............       --        --        --
                       -------   -------   -------
    Operating
      income.........    2,159     4,617    12,413
Interest income
 (expense), net......     (324)      186    (1,451)
                       -------   -------   -------
   Earnings before
     income taxes....    1,835     4,803    10,962
Income taxes.........      715     1,884     4,297
                       -------   -------   -------
   Net earnings
     (loss)..........  $ 1,120   $ 2,919   $ 6,665
                       =======   =======   =======
PRO FORMA
 Historical earnings
   before income
   taxes.............
 Pro forma income
   taxes.............
   Pro forma net
     earnings........

                                 1996 QUARTER ENDED                       1997 QUARTER ENDED
                       --------------------------------------   --------------------------------------
                       MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                       -------   -------   --------   -------   -------   -------   --------   -------
Revenues.............    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%
Cost of revenues.....     55.2      52.8      50.1       51.5      55.0      51.6      49.6       50.6
Selling, general and
 administrative
 expenses............     38.6      33.6      30.1       33.4      39.1      33.7      29.7       32.1
Restructuring
 costs...............       --        --        --         --        --        --        --        3.4
                       -------   -------   -------    -------   -------   -------   -------    -------
   Operating
     income..........      6.2      13.6      19.8       15.1       5.9      14.7      20.7       13.9
Interest income
 (expense), net......     (3.2)      0.6       0.7        0.6       0.3       0.2       0.1       (1.5)
                       -------   -------   -------    -------   -------   -------   -------    -------
   Earnings before
     income taxes....      3.0      14.2      20.5       15.7       6.2      14.9      20.8       12.4
Income taxes.........     23.7       5.5       8.0        6.1       2.4       5.8       8.1        4.9
                       -------   -------   -------    -------   -------   -------   -------    -------
   Net earnings
     (loss)..........    (20.7)%     8.7%     12.5%       9.6%      3.8%      9.1%     12.7%       7.5%
                       =======   =======   =======    =======   =======   =======   =======    =======
PRO FORMA
 Historical earnings
   before income
   taxes.............      3.0%
 Pro forma income
   taxes.............      1.2
                       -------
   Pro forma net
     earnings........      1.8%
                       =======

                            1998 QUARTER ENDED
                       ----------------------------
                       MAR. 31   JUNE 30   SEPT. 30
                       -------   -------   --------
Revenues.............    100.0%    100.0%    100.0%
Cost of revenues.....     54.2      52.2      48.7
Selling, general and
 administrative
 expenses............     39.3      35.9      31.2
Restructuring
 costs...............       --        --        --
                       -------   -------   -------
   Operating
     income..........      6.5      11.9      20.1
Interest income
 (expense), net......     (1.0)      0.4      (2.3)
                       -------   -------   -------
   Earnings before
     income taxes....      5.5      12.3      17.8
Income taxes.........      2.1       4.8       7.0
                       -------   -------   -------
   Net earnings
     (loss)..........      3.4%      7.5%     10.8%
                       =======   =======   =======
PRO FORMA
 Historical earnings
   before income
   taxes.............
 Pro forma income
   taxes.............
   Pro forma net
     earnings........


     PRG has experienced and expects to continue to experience significant seasonality in its business. PRG typically realizes higher revenues and operating income in the last two quarters of its fiscal year. This trend reflects the inherent purchasing and operational cycles of the retailing industry, which is the principal industry served by PRG. PRG's recent acquisitions, including the October 1997 acquisition of Alma, the August 1998 acquisition of Loder Drew and the October 1998 acquisition of Beck are not expected to affect this trend because these entities have historically experienced similar seasonality in their revenues and operating income. Should PRG not continue to realize increased revenues in future third and fourth quarter periods, profitability for any affected quarter and the entire year could be materially and adversely affected due to ongoing selling, general and administrative expenses that are largely fixed over the short term.


LIQUIDITY AND CAPITAL RESOURCES


     On July 29, 1998, PRG replaced its existing $30.0 million senior bank credit facility with a five-year, $150.0 million senior bank credit facility. Subject to adherence to standard loan covenants, borrowings under the new credit facility are available for working capital, acquisitions of other companies in the recovery audit industry, capital expenditures and general corporate purposes. PRG transferred $5.4 million in outstanding borrowings to the new credit facility on July 29, 1998 and borrowed an additional $74.0 million on August 6, 1998 in connection with its acquisition of Loder Drew and for normal working capital needs. On September 18, 1998, PRG increased its credit facility from $150.0 million to $200.0 million and the facility was syndicated between ten banking institutions led by NationsBank, N.A. as agent for the group. As of September 30, 1998, PRG had $80.9 million in outstanding borrowings under its credit facility. On October 29, 1998, PRG borrowed an additional $27.2 million to acquire Beck, thereby increasing the outstanding principal balance of its credit facility to $108.1 million.



     Net cash used in operating activities was $3.9 million for the first nine months of 1998 and $2.0 million was provided by operations for the same period in 1997. The change was primarily a result of an increase in accounts receivable at September 30, 1998 from two large domestic audits in their start-up phases, offset in part by increased earnings, depreciation and amortization as a result of internal and acquired growth. Excluding the effect of increased accounts receivable at September 30, 1998 from the two large domestic audits which were in their start-up phases, net cash provided by operating activities would have been $1.8 million for the first nine months of 1998.


     Net cash used in investing activities was $97.1 million in the first nine months of 1998 and $7.2 million in the first nine months of 1997. In the first nine months of 1998, $13.0 million was used to acquire property and equipment (primarily computer-related equipment), and $84.1 million was paid in connection with business acquisitions. Of the $13.0 million in capital additions, $4.3 million relates to a large-scale systems development project.


     Net cash provided by financing activities was $96.7 million for the first nine months of 1998 and $603,000 for the same period in 1997. For the first nine months of 1998, net cash provided by financing activities consisted primarily of $79.2 million in borrowings under its credit facility and $41.2 million in net proceeds from the sale of common stock, offset in part by a $23.8 million March 1998 principal repayment under the credit facility. Net proceeds from the sale of common stock primarily relate to PRG's March 26, 1998 public offering of 2,000,000 shares.


     Net cash provided by operating activities was $2.5 million, $1.9 million and $8.2 million for 1995, 1996 and 1997, respectively.


     Net cash used in investing activities was $2.6 million, $5.1 million and $30.8 million for 1995, 1996 and 1997, respectively. During 1997, PRG spent $26.1 million (net of cash acquired) as the cash portion of consideration paid for four recovery audit firms.



     Net cash used in financing activities was $586,000 in 1995. Net cash provided by financing activities was $19.4 million in 1996 and $25.0 million in 1997. Net cash provided by financing activities in 1997 consists primarily of $24.8 million borrowed from NationsBank, N.A. in October 1997 to finance a portion of the Alma acquisition. Net cash provided by financing activities in 1996 reflects proceeds from PRG's initial public offering, net of repayments of debt and other obligations paid from those proceeds.



     During the seven quarters ended September 30, 1998, PRG acquired ten recovery audit firms. Additionally, PRG subsequently acquired Beck along with certain related companies in October 1998, IP Strategies SA in November 1998, and Industrial Traffic Consultants, Inc. in December 1998. PRG is pursuing, and intends to continue to pursue, the acquisition of domestic and international businesses including both direct competitors and businesses providing other types of recovery services. There can be no assurance, however, that PRG will be successful in consummating further acquisitions due to factors such as receptivity of potential acquisition candidates and valuation issues. Additionally, there can be no assurance that future acquisitions, if consummated, can be successfully assimilated into PRG. See "--Forward-Looking Statements."



     On August 6, 1998, PRG acquired all the assets and assumed certain liabilities of Loder Drew effective as of July 1, 1998. Loder Drew is an international recovery auditing firm primarily serving clients in the manufacturing, financial services and other non-retail sectors. Pursuant to the acquisition agreement, the initial consideration paid for Loder Drew consisted of $70.0 million in cash and 803,535 unregistered, restricted shares of PRG's common stock. Additionally, the former owners of Loder Drew will be eligible to receive additional purchase price consideration up to a maximum of $70.0 million in cash conditioned on the future performance of Loder Drew through December 31, 1999. Of this $70.0 million, up to $30.0 million is payable in the Spring of 1999 based on the financial performance of Loder Drew for the six months ending December 31, 1998. PRG considers it probable that the entire $30.0 million will ultimately become due and payable, and intends to borrow the entire amount of any required payment under its existing $200.0 million credit facility. Of the above-mentioned $70.0 million, up to $40.0 million in additional purchase price consideration is payable in the Spring of 2000 based upon the financial performance of the Loder Drew division during calendar 1999. PRG is presently unable to estimate what portion, if any, of this $40.0 million will ultimately become due and payable since the required financial performance payment thresholds for 1999 significantly exceed Loder Drew's actual and forecasted financial performance for 1998. PRG currently anticipates that any portion of the $40.0 million which ultimately becomes due and payable will be borrowed under its existing $200.0 million credit facility to the extent that excess cash derived from the increased financial performance of the Loder Drew division is insufficient to satisfy any required payment.



     PRG believes that its current working capital, availability remaining under its $200.0 million credit facility and cash flow generated from future operations will be sufficient to meet PRG's working capital and capital expenditure requirements through September 30, 1999 unless one or more acquisitions are consummated which require PRG to seek additional debt or equity financing.


NEW ACCOUNTING STANDARDS


     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes revised standards for the manner in which public business enterprises report information about operating segments. PRG does not believe that this Statement will significantly alter the segment disclosures it has historically provided. This Statement is effective for fiscal years beginning after December 15, 1997.



     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This pronouncement is effective for all fiscal quarters beginning after June 15, 1999 although earlier application is encouraged. PRG has chosen to adopt this pronouncement effective with its fiscal year which begins January 1, 2000 and does not believe that it will materially affect its reported results of operations or financial condition upon adoption.



     Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" defines such costs and requires that they be expensed as incurred. This pronouncement is effective for financial statements for fiscal years beginning after December 15, 1998 although earlier application is encouraged. PRG has chosen to adopt this pronouncement effective January 1, 1999 and does not believe that it will materially affect its reported results of operations or financial condition upon adoption.


YEAR 2000 ISSUE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000.


     PRG has undertaken, but not completed, an assessment of its Year 2000 issues. The assessment is scheduled for completion in January 1999, pending receipt of information from third parties whose software and hardware are integral components of PRG's information technology systems. Preliminary analysis indicates that exposure is limited by the fact that PRG has virtually no active information technology systems that are more than two years old and has no non-information technology systems that could materially impact PRG's operations.

     PRG has a significant dependence on personal computer systems both for internal accounting and for completion of audit engagements for its clients. It recently has completed an inventory of those personal computer systems and expended approximately $745,000 during 1998 to replace older hardware and software which was possibly incapable of handling the Year 2000, and intends to expend another $170,000 in the fourth quarter of 1998 to complete the process. PRG has adopted and enforced corporate standards for operating systems and administrative applications.



     PRG has not verified that its financial accounting software is capable of handling the Year 2000 because it made a decision totally independent of any Year 2000 issue to replace substantially all of its existing financial packages. Replacement of certain general accounting components is scheduled for completion in January 1999. Replacement of the balance of the financial accounting systems is scheduled for mid-year 1999. As of September 30, 1998, PRG has estimated that it will incur additional capital expenditures of approximately $5.0 million through mid-year 1999 to complete its financial accounting systems project. Any portion of this cost which cannot be funded from current operations will be financed under PRG's existing $200.0 million credit facility.



     One of the existing internally developed financial system components is not ready for the Year 2000. PRG has initiated a complete rewrite of that component as part of its overall plan to replace the existing financial systems. This component is reasonably complex, and there is some risk that it will not be completed on schedule. Failure to complete the system by the end of 1999 could result in inability of PRG's systems to accurately determine its revenues or calculate incentive compensation for its employees. In the unlikely event that the replacement is not completed in time to handle Year 2000 transactions, PRG would be forced to hire temporary staff to perform the tasks manually. The potential cost cannot be estimated but PRG believes that the impact would be immaterial to its financial position or results of operations.



     Certain of PRG's international operations continue to utilize an older version of PRG's proprietary recovery audit software which is not ready for the Year 2000. Plans are in place to upgrade all operations to the current version by mid-year 1999. The only significant issue in completing the upgrade is developing a training plan in the native language of the users. If the upgrade is not completed, affected international auditors may be required to utilize other less effective audit tools, techniques and processes, and PRG could suffer a loss of revenues outside the U.S. as a result.



     PRG has made and continues to make acquisitions of other companies in the recovery audit business. It is possible that PRG might acquire a business with a significant risk from Year 2000 issues. PRG's preliminary risk assessment does not include assessment of risks within Alma, which was acquired by PRG in October 1997. Alma's financial systems are separate from and independent of PRG's other financial systems, and are subject to similar risks which have yet to be specifically identified or quantified. Should a subsequent Year 2000 Alma risk assessment indicate the existence of significant problems, PRG could experience a loss of revenues from Alma's operations. PRG's long-range plan includes conversion of Alma's financial systems to the same packaged software utilized by the rest of PRG.



     PRG's business operations involve working with outputs from its clients' financial systems. Each of PRG's clients is assessing its own risks related to Year 2000 issues which may cause them to upgrade or replace certain of their systems. PRG believes that its investment in advanced technology is a competitive advantage as clients and potential clients are implementing new and more sophisticated accounts payable systems. In the case of clients which experience a temporary inability to process payables due to Year 2000 issues, PRG's risk of lost revenues is mitigated by the fact that it audits in arrears and would have advance notice of client problems in making vendor payments.


FORWARD-LOOKING STATEMENTS


     Statements made in this prospectus which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include PRG's assessment of the state of its Year 2000 readiness, anticipated expenditures and potential risks, the adequacy of PRG's current working capital and other available sources of funds, the ability of PRG to successfully implement its operating strategy and acquisition strategy, PRG's ability to manage rapid expansion, including, without limitation, the assimilation of acquired companies, changes in economic cycles, competition from other companies, changes in laws and governmental regulations applicable to PRG and other risk factors detailed in this prospectus.

                                    BUSINESS


     The following is a discussion of the material aspects of PRG's business. It is not intended to be a comprehensive description of all aspects of PRG's business, and prospective investors are urged to read the following discussion in conjunction with the section captioned "Business" in PRG's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and in conjunction with PRG's other securities filings since that date filed separately and incorporated by reference in this prospectus.



     PRG is a leading provider of accounts payable and other recovery audit services to large businesses and certain governmental agencies having numerous payment transactions with many vendors. These businesses include:



- retailers such as discount,         - wholesale distributors
  department, specialty, grocery      - technology companies
  and drug stores                     - healthcare providers
- manufacturers



     In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. In addition, the complexity of various tax laws results in overpayments to governmental agencies. Services such as freight, telecommunications and utilities provided to businesses under complex pricing arrangements also can result in overpayments. All of these overpayments result in "lost profits." PRG's trained, experienced audit specialists use sophisticated proprietary technology and advanced audit techniques and methodologies to identify overpayments to vendors and tax authorities. PRG receives a contractual percentage of overpayments it identifies and its clients recover. PRG continuously updates and refines its proprietary databases that serve as a central repository reflecting its auditors' experiences, vendor practices and knowledge of regional and national pricing information, including seasonal allowances, discounts and rebates, but excluding confidential client data.


THE RECOVERY AUDIT INDUSTRY


     Businesses with substantial volumes of payment transactions involving multiple vendors, numerous discounts and allowances, fluctuating prices and complex tax and pricing arrangements find it difficult to detect all payment errors. Although these businesses process the vast majority of payment transactions correctly, a small number of errors occur principally because of communication failures between purchasing and payables departments, complex pricing arrangements, personnel turnover and changes in information and accounting systems. These errors include vendor pricing errors, missed or inaccurate discounts, allowances and rebates, incorrect freight charges and duplicate payments. In the aggregate, these transaction errors can represent meaningful lost profits that can be particularly significant for businesses with relatively narrow profit margins. For example, PRG believes that a typical U.S. retailer makes payment errors that are not discovered internally, which in the aggregate can range from several hundred thousand dollars to more than $1.0 million per billion dollars of revenues.



     Although internal recovery audit departments identify some payment errors, independent recovery audit firms often are retained by businesses to identify additional overpayments. In the U.S. and Canada, large retailers routinely engage independent recovery audit firms as standard business practice and businesses in other industries increasingly are using independent recovery audit firms. Outside the U.S., PRG believes that large retailers and certain other businesses also increasingly are engaging independent recovery audit firms.

     Increasingly, businesses use technology to manage complex accounts payable systems and realize greater operating efficiencies. Many businesses worldwide communicate with vendors electronically to exchange inventory and sales data, transmit purchase orders, submit invoices, forward shipping and receiving information and remit payments. These paperless transactions are widely referred to as EDI, and implementation of this technology is accelerating. EDI streamlines processing large numbers of transactions, but does not eliminate payment errors because operator input errors may be replicated automatically in thousands of transactions. EDI systems typically generate significantly more individual transaction details in electronic form, making these transactions easier to audit than traditional paper-based accounts payable systems. Recovery audit firms, however, require sophisticated technology in order to audit EDI accounts payable processes effectively.



     PRG believes that many businesses increasingly are outsourcing internal recovery functions to independent recovery audit firms. Factors contributing to this trend include the following:



     - a need for significant investments in technology, especially in an EDI environment, which PRG believes are greater than even large businesses often can justify;



     - an inability to duplicate the breadth of industry and auditing expertise of independent recovery audit firms;



     - a desire to focus limited resources on core competencies; and


     - a desire for larger and more timely recoveries.


     The domestic and international recovery audit industry is characterized by several large and many small, local and regional firms. Many local and regional recovery audit firms lack the centralized resources or broad client base to support technology investments required to provide comprehensive recovery audit services for large, complex accounts payable systems. These firms are even less equipped to audit large EDI accounts payable systems. In addition, because of limited resources, most of these firms subcontract work to third parties and may lack experience and the knowledge of national promotions, seasonal allowances and current recovery audit practices. As a result, PRG believes significant opportunities exist for recovery audit firms with a national and international presence, well-trained and experienced professionals, and the advanced technology required to audit increasingly complex accounts payable systems. See "--Competition."



THE PRG SOLUTION



     PRG provides its domestic and international clients with comprehensive recovery audit services by using sophisticated proprietary technology and advanced audit techniques and methodologies, and by employing highly trained, experienced recovery audit specialists. As a result, PRG believes it is able to identify significantly more payment errors in both traditional paper-based and EDI accounts payable systems. By leveraging its technology investment across a large client base, PRG is able to continue developing proprietary software tools and expand its technology leadership in the recovery audit industry.



     PRG is a leader in developing and utilizing sophisticated software audit tools and techniques that enhance the identification and recovery of payment errors. In EDI accounts payable systems, PRG's proprietary software audit tools and data processing capabilities enable auditors to sort, filter and evaluate transactions in greater line-item detail. PRG has developed and continuously updates and refines its proprietary databases that serve as a central repository reflecting its auditors' experiences, vendor practices and knowledge of regional and national pricing information, including seasonal allowances, discounts and rebates. These proprietary databases do not include confidential client information. PRG's technology provides uniform platforms for its auditors to offer consistent and proven audit techniques and methodologies based on a client's size, industry or geographic scope of operations.



     PRG also is a leader in establishing new recovery audit practices to reflect evolving industry trends. PRG's auditors are highly trained and many have joined PRG from finance-related management positions in the industries PRG serves. To support its auditors, PRG provides data processing, marketing, training and administrative services.



THE PRG STRATEGY



     PRG's objective is to be the leading worldwide provider of recovery audit services. Its strategy to achieve this objective consists of the following elements:



     - Pursue Acquisitions. PRG intends to continue pursuing the acquisition of domestic and international businesses, including both direct competitors and businesses providing complementary recovery audit services. The following sets forth a list of acquisitions completed from January 1, 1997 through December 23, 1998:



                                                                      PRIMARY         PRIMARY RECOVERY
                      COMPANY ACQUIRED                 DATE        REGION SERVED   AUDIT OR OTHER SERVICE
            ------------------------------------  --------------   -------------   ----------------------
       1.   Shaps Group, Inc....................  January 1997        U.S.         Accounts Payable
       2.   Accounts Payable Recovery Services,
              Inc...............................  February 1997       U.S.         Accounts Payable
       3.   The Hale Group......................  May 1997            U.S.         Accounts Payable
       4.   Financiere Alma S.A. and
              subsidiaries......................  October 1997       France        Taxation
       5.   TradeCheck, LLC.....................  November 1997       U.S.         Ocean Freight
       6.   Precision Data Link.................  March 1998          U.S.         Air Freight
       7.   The Medallion Group.................  June 1998           U.S.         Air Freight
       8.   Novexel S.A. .......................  July 1998          France        Government Grant
                                                                                   Procurement
       9.   Loder, Drew & Associates, Inc. .....  August 1998         U.S.         Accounts Payable
      10.   Cost Recovery Professionals Pty
              Ltd...............................  September 1998    Australia      Accounts Payable
      11.   Robert Beck & Associates, Inc. and
              related businesses................  October 1998        U.S.         Accounts Payable
      12.   IP Strategies SA....................  November 1998      Belgium       Government Grant
                                                                                   Procurement
      13.   Industrial Traffic Consultants,
              Inc...............................  December 1998       U.S.         Ground Freight



     - Expand International Operations. PRG believes international markets represent significant business opportunities and intends to continue expanding its international operations through: (1) establishing a local presence to attract new clients; (2) opening offices to serve the expanding operations of multi-national clients; and (3) acquiring established recovery audit companies and other businesses. In the last 12 months, PRG commenced operations in Argentina, Brazil, China, the Philippines, South Africa and South Korea. PRG may commence operations during 1999 in additional countries, including Italy, Portugal and Spain.



     - Expand Client Base. PRG seeks to increase its worldwide client base within the industries it serves. PRG believes that its typical fee arrangement enhances its ability to attract new clients because clients pay a contractually negotiated percentage of overpayments identified by PRG and recovered by its clients. PRG principally targets large businesses having at least $500.0 million in annual revenues, although smaller businesses may also be attractive clients.

     - Expand Recovery Audit Services. PRG seeks to expand its recovery audit services beyond its traditional accounts payable recovery audit business. Areas targeted for further expansion include freight, telecommunications, utilities, and sales and property tax recovery audits. For example, PRG recently began offering air freight audit services with its acquisitions of Precision Data Link and The Medallion Group.



     - Maintain High Client Retention Rates. PRG intends to maintain and improve its high client retention rates by providing comprehensive recovery audit services, utilizing highly trained auditors, and continuing to refine its advanced audit technology. Of PRG's accounts payable audit clients in 1996 that had claims exceeding $100,000 in that year, more than 90% continued to utilize PRG's services in 1997. This percentage excludes clients no longer in existence due to bankruptcy or acquisition by other companies.



     - Maintain Technology Leadership. PRG believes its proprietary technology provides a significant competitive advantage, especially in audits of EDI accounts payable systems. PRG intends to continue making substantial investments in technology to maintain its leadership position and systems capabilities.



     - Promote Outsourcing Arrangements. PRG seeks to capitalize on the growing trend of businesses to outsource internal recovery audit efforts. PRG believes that its outsourcing clients benefit significantly from these arrangements because PRG generally completes its audits more quickly and identifies larger claims than internal recovery audit departments. PRG further believes that as clients convert their systems to EDI, outsourcing arrangements involving recovery audit work will become increasingly prevalent due in part to the absence of traditional "audit trail" documents.



PRG SERVICES



     PRG provides accounts payable and other recovery audit services. PRG expects that accounts payable recovery audit services will continue to represent a majority of its revenues in 1998.


  Accounts Payable Recovery Audit Services


     Using its proprietary technology, audit techniques and methodologies, PRG conducts either primary or, for retail clients, secondary accounts payable audits. In primary audits, PRG is the first independent recovery audit firm engaged. In secondary audits, PRG audits behind another independent recovery audit firm. A substantial majority of accounts payable audits conducted by PRG are primary audits.



     Primary Audits. Although PRG is flexible in structuring recovery audit programs to meet the individual needs of its clients, there are two basic types of primary accounts payable audits conducted by PRG: (1) periodic audits, which are usually commenced up to 18 months after a client's fiscal year end; and (2) continuous audits, marketed as RecoverNow, which are commenced more closely following transaction dates.



     In most periodic audits, which constitute the vast majority of PRG's present audit engagements, the client's internal recovery audit department conducts a preliminary review of accounts payable records to identify payment errors. Upon completion of the client's internal recovery audit review process, which may be as long as nine to 18 months after the client's fiscal year end, PRG begins its independent recovery audit.

     Under PRG's RecoverNow program, clients provide PRG with accounts payable data on a regular basis, often within 90 days following the payment transaction. PRG believes its RecoverNow program generates larger client recoveries for several reasons, including the following:



     - transaction data, especially paper-based records, are more complete and accessible;



     - the impact of vendor bankruptcies is minimized because claims are made more timely and continuously throughout the year;



     - certain recoveries are facilitated when claims are made prior to the expiration of seasonal or other special pricing promotions; and



     - vendor relationships are improved because of on-going communications regarding billing and payment practices.



     In some cases, PRG's clients outsource all or a portion of their internal recovery audit functions to PRG. In these cases, the client does not conduct an internal review prior to PRG's audit. In its outsourcing engagements, PRG also may use client staff in the review process. PRG believes that more businesses will outsource their recovery audit functions in an effort to control personnel and technology costs, focus resources on their core business functions, and increase recoveries.



     Secondary Audits. In secondary audits, which are conducted primarily for retail clients, PRG conducts an accounts payable audit after another independent recovery audit firm has completed its audit. PRG usually receives a higher percentage recovery fee than it receives from primary audits because it generally is more difficult to detect payment errors in secondary audits. In most cases, PRG is able to identify significant payment errors not previously detected by a client's primary independent recovery audit firm. PRG utilizes secondary audits as a marketing strategy to obtain new, primary audit clients and believes it has been successful in implementing this strategy. Of the 28 secondary audits performed in 1995 which individually provided revenues to PRG exceeding $100,000, nine were converted to primary audit clients prior to December 31, 1997.


  Other Audit Services


     In addition to accounts payable audit services, PRG offers ancillary recovery audit and other services. These services may be offered individually or in conjunction with accounts payable audit services.



     - Tax Audits. PRG began offering tax recovery audit services in France with the October 1997 acquisition of Alma. These services include the identification and recovery of business and personal property, workers compensation, real property and value added tax overpayments.



     - Freight Audits. PRG provides air, ground and ocean freight audits using its various proprietary freight recovery audit software. Certain of PRG's auditors specialize in freight audits. PRG may conduct freight audits in conjunction with accounts payable recovery audits.


     - Lease Compliance Audits. Real estate lease and landlord compliance audits involve an examination of all aspects of a client's facility lease arrangements to assist the client in identifying lease overpayments or expenses incurred through landlord noncompliance with lease terms.

     - Telecommunications Audits. This service assists clients in reducing their overall telecommunications costs. Auditors review clients' equipment, usage and systems configuration needs and recommend ways to reduce future telecommunications costs.

     - Utility Audits. Auditors review clients' electrical and natural gas requirements and analyze alternative rates and billing plans to verify that the billing was proper and that the proper tariff rate was applied.


     - Expense Reduction Audits. In France, PRG assists clients in reducing their costs for building and security services.



     - Government Grant Procurement Audits. With the recent acquisitions of Novexel S.A. and IP Strategies SA, PRG assists clients in securing available government grants and subsidies.


CLIENT CONTRACTS


     PRG's typical accounts payable client contract provides that PRG is entitled to a contractual percentage of overpayments recovered for clients. Clients generally recover claims by taking credits against outstanding payables or future purchases from the involved vendors. In many cases, PRG's auditors work on site with client personnel and continually monitor credits taken. In other situations, Company auditors schedule periodic reconciliations with clients to determine which claims have been processed for credit. PRG's typical accounts payable client contract imposes a duty on the client to process promptly all claims against vendors. In the interest of maintaining good vendor relations, however, many clients modify the typical client contract with PRG to provide that they retain discretion on whether to pursue collection of a claim. In PRG's experience, a client rarely foregoes the collection of a large, valid claim. In some cases, a vendor may dispute a claim by providing additional documentation or information supporting its position. Consequently, many clients revise PRG's standard client contract forms to clarify that PRG is not entitled to payment of its fee until the client recovers the claim from its vendor.



     In addition to the client contracts, most accounts payable clients establish specific procedural guidelines that PRG must satisfy prior to submitting claims for client approval. These guidelines are unique to each client and impose specific requirements on PRG prior to submitting claims. With respect to accounts payable recovery audits for retailers, wholesale distributors and governmental agencies, PRG recognizes revenues at the time overpayment claims are presented to and approved by its clients, as adjusted for estimated uncollectible claims. Estimated uncollectible claims initially are established, and subsequently adjusted, for each individual client based on a number of factors including historical experience. With respect to accounts payable and other recovery audits for most entities other than retailers, wholesale distributors and governmental agencies, PRG recognizes revenues when it invoices clients for its portion of amounts recovered.



     PRG's typical tax recovery client contract provides that PRG is entitled to a contractual percentage of the taxes recovered and anticipated savings for a specified period following the audit. PRG recognizes revenues from its tax recovery audit services, other than for value added tax recovery audit services, when it receives notification that the applicable governmental agency has approved a claim, the client is entitled to a recovery, and an invoice is sent to the client requesting payment. For value added tax recovery audit services, PRG recognizes revenues when all documentation is filed with the appropriate government agency.



     Ancillary recovery audit services other than tax recovery audits include freight audits, lease compliance audits, telecommunications audits, utility audits and expense reduction audits. PRG recognizes revenues for these audits at the time overpayment claims are presented to and approved by its clients, as adjusted for estimated uncollectible claims.

     On average, PRG collects its accounts receivable between 150 and 168 days after revenues are recognized.


TECHNOLOGY


     PRG believes that its proprietary software audit tools and proprietary databases, together with its centralized data processing capabilities, provide it with a competitive advantage, especially when auditing complex EDI accounts payable systems. PRG has made substantial financial investments in developing its proprietary technology and expects to continue to do so. PRG also maintains an information services department dedicated to software development activities, including updating and modifying PRG's existing proprietary software.


  Data Preparation and Verification


     At the beginning of a typical accounts payable recovery audit engagement, PRG obtains transaction data from its client for the time period under audit. PRG receives this data typically by magnetic media, which is then reformatted into standardized and proprietary layouts at one of PRG's data processing facilities using its IBM ES 9000 mainframe, IBM AS 400 midrange computers, Windows NT and OS/2 Warp Connect servers and other PC-based platforms. PRG's experienced programmers then prepare statistical reports to verify the completeness and accuracy of the data. PRG delivers this reformatted data to its auditors who, using PRG's proprietary PC-based field audit software, sort, filter and search the data for overpayments. PRG also produces client-specific standard reports and statistical data for its auditors. These reports and data often reveal patterns of activity or unusual relationships suggestive of potential overpayment situations.


  Proprietary Databases


     PRG has developed and continuously updates and refines its proprietary accounts payable databases to assist it in providing recovery audit services to its domestic retail clients. These databases serve as a central repository reflecting its auditors' experiences, vendor practices and knowledge of regional and national pricing information, including seasonal allowances, discounts and rebates. These proprietary databases, however, do not include confidential client information. Auditors use these databases to identify discounts, allowances and other pricing information not previously detected.


AUDITOR HIRING AND TRAINING


     Many of PRG's auditors formerly held finance-related management positions in the industries PRG serves. To meet its growing need for additional auditors, PRG also hires recent college graduates, particularly those with multi-lingual capabilities. While PRG has been able to hire a sufficient number of new auditors to support its growth, PRG may be unable to continue hiring sufficient numbers of qualified auditors to meet its future needs.



     PRG provides intensive in-house training for auditors utilizing many self-paced media including specialized computer-based training modules. PRG utilizes experienced auditors as full-time field trainers to assess each trainee's progress as he or she completes the training program. The in-house training program is continuously upgraded based on feedback from auditors and on changing industry protocols. Additional on-the-job training by experienced auditors enhances the in-house training and enables newly hired auditors to refine their skills. Because auditor compensation is based on team performance results, PRG believes senior auditors are motivated to continue training new auditors to maximize client recoveries and audit team compensation. As PRG hires new auditors, it may be unable to continue providing the same in-depth training or have sufficient numbers of experienced auditors to continue its on-the-job training program.


CLIENT BASE


     PRG provides its services principally to large businesses and certain governmental agencies having numerous payment transactions with many vendors. PRG principally targets large businesses having at least $500.0 million in annual revenues, although smaller businesses also may be attractive clients. Retailers constitute the majority of PRG's client and revenue base. Based on 1996 sales, 28 of the top 100 retailers worldwide, each having sales in excess of $3.9 billion, were clients of PRG in 1997.



     For the years ended December 31, 1995, 1996 and 1997, PRG derived 30.1%, 34.6% and 33.8%, respectively, of its revenues from its five largest clients. Wal-Mart Stores, Inc. and affiliates constituted our largest client during 1995 and 1996, representing 12.7% and 14.4% of the revenues during such years, respectively, and our second largest client in 1997, representing 10.4% of revenues for such year. Kmart Corporation was PRG's largest client in 1997, representing 12.3% of the revenues during the period, due in large part to a nonrecurring situation involving concurrent audits of multiple years.


SEASONALITY


     PRG has experienced and expects to continue to experience significant seasonality in its business. PRG typically realizes higher revenues and operating income in the last two quarters of its fiscal year. Should this trend not continue, PRG's profitability for any affected quarter and the entire year could be materially and adversely impacted due to ongoing selling, general and administrative expenses that are largely fixed over the short term.


SALES AND MARKETING


     PRG markets its services primarily through one-on-one meetings with executives of targeted clients. The decision to engage a recovery audit firm is similar to the decision to engage most professional service firms and usually involves a lengthy period of familiarization, investigation and evaluation by the prospective client. The sales cycle often exceeds one year in both domestic and international markets. In the U.S. and Canadian retailing industry, where the use of recovery audit services is a generally accepted business practice, PRG generally must displace a competing firm in order to expand market share. In many other countries and in other industries, recovery auditing is a new business service that requires an initial educational process in order to gain acceptance.


PROPRIETARY RIGHTS


     PRG continuously develops new recovery audit software and enhances existing proprietary software. PRG regards its proprietary software as protected by trade secret and copyright laws of general applicability. In addition, PRG attempts to safeguard its software through employee and third-party nondisclosure agreements and other methods of protection. While PRG's competitive position may be affected by its ability to protect its software and other proprietary information, PRG believes that the protection afforded by trade secret and copyright laws is less significant to PRG's success than the continued pursuit and implementation of its operating strategies and other factors such as the knowledge, ability and experience of its personnel.

COMPETITION


     The recovery audit business is highly competitive. The competitive factors affecting the market for PRG's recovery audit services include:



     - establishing and maintaining client relationships;



     - quality and quantity of claims identified;



     - experience and professionalism of audit staff;



     - rates for services;



     - technology; and



     - geographic scope of operations.



     PRG's principal competitors for accounts payable recovery audit services include local and regional firms and one firm, Howard Schultz & Associates, Inc., with a network of affiliate organizations in the U.S. and abroad. PRG's competitors for tax recovery audit services in France include major international accounting firms, tax attorneys and several smaller tax recovery audit firms.



     PRG believes that as large businesses expand internationally and implement EDI accounts payable systems, smaller recovery audit firms will lack the technology and infrastructure necessary to remain competitive unless they make substantial investments to upgrade and expand their skills, technologies and geographic scope of operations.


EMPLOYEES


     At November 30, 1998, PRG had approximately 1,860 employees, 1,200 of whom were located in the U.S. The majority of PRG's employees are involved in the audit function. PRG believes its employee relations are good.


LEGAL PROCEEDINGS


     PRG is not a party to any legal proceedings that it believes could have a material adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth certain information concerning the directors and executive officers of PRG:



  NAME                                   AGE   POSITION
  ----                                   ---   --------
  John M. Cook(1)......................  56    Chairman of the Board, Chief Executive Officer and
                                               Director
  John M. Toma(1)......................  53    Vice Chairman and Director
  Michael A. Lustig....................  43    President and Director
  Marc S. Eisenberg....................  43    President of the Directorate of Alma and Director
  Ronald K. Loder......................  43    President and Chief Executive Officer of Loder Drew, a
                                                 division of PRG, and Director
  Raymond T. Kelly.....................  39    Executive Vice President--Sales and Marketing
  Robert G. Kramer.....................  55    Executive Vice President and Chief Information Officer
  David A. Brookmire...................  46    Senior Vice President--Strategic Planning and Business
                                                 Integration
  Donald E. Ellis, Jr..................  47    Senior Vice President--Finance, Treasurer and Chief
                                               Financial Officer
  Clinton McKellar, Jr.................  52    Senior Vice President, General Counsel and Secretary
  Tony G. Mills........................  42    Senior Vice President--Corporate Development
  Maria A. Neff........................  40    Senior Vice President--Human Resources
  Stanley B. Cohen(1)(2)...............  55    Director
  Jonathan Golden(1)(3)................  61    Director
  Garth H. Greimann(2)(3)..............  43    Director
  Fred W.I. Lachotzki..................  51    Director
  E. James Lowrey(2)(3)................  70    Director


------------

(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.


     John M. Cook is Chairman of the Board, Chief Executive Officer and a Director of PRG and has served in such capacities since founding PRG in November 1990. Mr. Cook served as President of PRG from November 1990 through January 1998. Prior to forming PRG, Mr. Cook served as President and Chief Operating Officer of Roy Greene Associates from 1989 to 1990. From 1987 to 1989, Mr. Cook served as Senior Vice President of Caldor Stores, Inc., a division of May Department Stores Co. From 1982 to 1987, Mr. Cook served in a similar capacity for Kaufmann's Department Stores, Inc., also a division of May Department Stores.



     John M. Toma has served as Vice Chairman of PRG since January 1997. Prior to that, he was Executive Vice President--Administration of PRG and had served in such capacity since 1992. Mr. Toma has served as a Director of PRG since co-founding it in November 1990 and as Senior Vice President--Administration of PRG from 1990 to 1992. Prior to forming PRG, Mr. Toma served as Senior Vice President--Administration of Roy Greene Associates from 1989 to 1990. Prior to joining Roy Greene Associates, Mr. Toma served as Operating Vice President of Caldor Stores, Inc., a division of May Department Stores. Mr. Toma is Maria A. Neff's brother-in-law.

     Michael A. Lustig joined PRG in 1995 as Senior Vice President--Operations. Mr. Lustig was promoted to Executive Vice President in July 1996, and to President--PRG Worldwide Accounts Payable Audit Operations in January 1997. In January 1998, Mr. Lustig was elected President of PRG and elected as a Director of PRG. Prior to joining PRG, Mr. Lustig worked for The Actava Group, Inc., formerly Fuqua Industries, Inc., from 1980 to 1995 where he held various officer positions, most recently as Senior Vice President of Corporate Development.



     Marc S. Eisenberg has served as President of the Directorate of Alma since the acquisition of Alma by PRG in October 1997 and as a Director of PRG since October 15, 1997. Prior to October 1997, Mr. Eisenberg served as President of Alma since its founding in 1986.



     Ronald K. Loder joined PRG in August 1998 as President and Chief Executive Officer of PRG's Loder Drew division in connection with its acquisition by PRG. He was elected Director of PRG in October 1998. Prior to joining PRG, Mr. Loder was President and Chief Executive Officer of Loder, Drew & Associates, Inc., which he co-founded in 1985.



     Raymond T. Kelly joined PRG in 1998 as Executive Vice President--Sales and Marketing. Prior to joining PRG, Mr. Kelly worked for Hewlett-Packard Co., where he held various management positions, most recently as managing executive of the Retail Distribution and Transportation Industry Organization. From 1979 to 1995, he held various sales and marketing positions with NCR Corp., most recently as a Vice President in the Retail Systems Division.



     Robert G. Kramer joined PRG in October 1997 as Executive Vice President and Chief Information Officer. Prior to joining PRG, Mr. Kramer had worked for Home Shopping Network, Inc. since 1996 as Executive Vice President and Chief Information Officer. From 1994 to 1996, Mr. Kramer served as Executive Vice President and Chief Information Officer with Hanover Direct, Inc., a direct specialty retailer.



     David A. Brookmire joined PRG in 1995 as Senior Vice President--Human Resources. From 1987 to 1995, Mr. Brookmire held various positions with Digital Communications Associates, Inc., now Attachmate Corp., most recently as Vice President--Human Resources. In September 1998 he was elected Senior Vice President--Strategic Planning and Business Integration.



     Donald E. Ellis, Jr. joined PRG in 1995 as Senior Vice President, Treasurer and Chief Financial Officer. From 1993 to 1995, Mr. Ellis served as Vice President--Finance, Treasurer and Chief Financial Officer of Information America, Inc., a provider of on-line computer information services, and from 1991 to 1993, he was an independent financial consultant. From 1987 to 1991, Mr. Ellis served in various positions with KnowledgeWare, Inc., a supplier of application software, most recently as Senior Vice President, Chief Financial Officer, Secretary and Treasurer. Mr. Ellis is a certified public accountant.



     Clinton McKellar, Jr. joined PRG in June 1997 as Senior Vice President, General Counsel and Secretary. Prior to joining PRG, from 1989 to May 1997, Mr. McKellar served as Vice President, General Counsel and Secretary of Engraph, Inc., a manufacturer of consumer product packaging.



     Tony G. Mills has served as Senior Vice President--Corporate Development and Assistant Secretary since June 1997. Prior to that, he was Senior Vice President--Legal Affairs, General Counsel and Secretary and had served in such capacities since joining PRG in October 1995. For 11 years prior to joining PRG, Mr. Mills was a shareholder in the Atlanta, Georgia law firm of Silfen, Segal, Fryer & Shuster, P.C. and provided legal services to PRG through that firm since 1990. Mr. Mills remained as Of Counsel to that firm through January 1996.

     Maria A. Neff has served as Senior Vice President--Human Resources since September 1998. From 1991, when she joined PRG, until September 1998, Ms. Neff held several management positions in operations, sales and marketing and information technology. Ms. Neff is John M. Toma's sister-in-law.



     Stanley B. Cohen has served as a Director of PRG since its founding in 1990. Mr. Cohen is the Chairman of the Board, Chief Executive Officer and President of both Advisory Services, Ltd. and SBC Financial Corporation. These companies provide certain financial consulting and investment services to PRG and certain of its executive officers. In addition, Mr. Cohen is President of Capital Advisory Corporation, a financial advisory company.



     Jonathan Golden has served as a Director of PRG since its founding in 1990 and provides consulting services to PRG through Jonathan Golden, P.C., a wholly owned professional corporation. Mr. Golden also serves through his professional corporation as a partner in the Atlanta, Georgia law firm of Arnall, Golden & Gregory, LLP which provides legal services to PRG. Mr. Golden also serves as a director for SYSCO Corporation, a distributor of food and related products.



     Garth H. Greimann has served as a Director of PRG since April 1995. Mr. Greimann joined Berkshire Partners, a general partnership, in 1989 and served as a general partner from 1994 until February 1996, when Berkshire Partners was succeeded by Berkshire Partners LLC. Mr. Greimann has served as a member of Berkshire Partners LLC since February 1996, and as a general partner of Third Berkshire Associates, A Limited Partnership, the general partner of Berkshire Fund III, since 1994. From 1982 to 1989, Mr. Greimann held various positions with The First National Bank of Boston, most recently as Vice President of the bank's Acquisition Finance Division, and served in the bank's offices in Korea and Taiwan. Mr. Greimann also serves as a director of Trico Marine Services, Inc., an operator of marine vessels active in offshore energy exploration and production activities.



     Fred W.I. Lachotzki has served as a Director of PRG since January 1996. Since 1989, Mr. Lachotzki has served as a professor at Nijenrode University, The Netherlands Business School, in The Netherlands, most recently as a Philip Morris Professor of Strategic Entrepreneurship. Mr. Lachotzki also serves as a director of NVS Verzekeringen, an insurance company specializing in healthcare, and Merison Holding NV, a supplier of non-food products to supermarket chains and owner of a franchised chain of electronics retail stores.



     E. James Lowrey has served as a Director of PRG since December 1995. Mr. Lowrey served as Executive Vice President--Finance and Administration of SYSCO Corporation from 1978 until his retirement in 1993 and was a director of SYSCO Corporation from 1981 to 1993. He currently serves as a director of Riviana Foods, Inc., a processor and distributor of rice and other food products.



     Except as noted above, no family relationship exists among any of the directors and executive officers of PRG.

                              SELLING SHAREHOLDERS


     The table below sets forth certain information regarding the beneficial ownership of outstanding common stock by each selling shareholder at December 22, 1998, both before this offering and as adjusted to reflect the sale of shares of common stock in this offering. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares beneficially owned by them.



                                                                           NUMBER OF
                                                     SHARES OWNED            SHARES          SHARES OWNED
                                              PRIOR TO THIS OFFERING(1)    OFFERED(2)   AFTER THIS OFFERING(1)
                                              --------------------------   ----------   ----------------------
                                                 NUMBER        PERCENT                    NUMBER      PERCENT
SELLING SHAREHOLDERS:                         ------------    ----------                -----------   --------
  Cook Family Limited Partnership(3)........   1,232,684           5.1            --     1,232,684       4.6
  Cook Family Foundation, Inc.(3)...........      34,000             *            --        34,000         *
  John M. Cook 1998 Revocable Trust(3)......     200,000             *            --       200,000         *
  John M. Toma(4)...........................     595,346           2.5        40,000       542,005       2.0
  Toma Family Limited Partnership(4)........     197,265             *        13,341       183,924         *
  Berkshire Fund III(5).....................     730,931           3.0       730,931            --        --
  Kevin T. Callaghan(6).....................     754,320           3.1         1,385            --        --
  Clifford Family Foundation Charitable
     Trust..................................       4,296             *         4,296            --        --
  Russell L. Epker(6).......................     754,320           3.1         4,296            --        --
  Ian K. Loring.............................         268             *           268            --        --
  Richard K. Lubin Daughters' Trust dtd
     8/18/91 fbo Emily......................       2,516             *         2,516            --        --
  Richard K. Lubin Daughters' Trust dtd
     8/18/91 fbo Kate.......................       2,516             *         2,516            --        --
  Robert J. Small...........................         451             *           451            --        --


------------

  *  Less than one percent.


 (1) Applicable percentage of ownership at December 22, 1998 is based upon 24,019,519 shares of common stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the shares shown as beneficially owned. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other persons.


 (2) Amounts indicated reflect actual number of shares offered and assume no exercise of the underwriters' over-allotment option. In the event such option is exercised in full, the John M. Cook 1998 Revocable Trust will sell 200,000 shares, the Cook Family Limited Partnership will sell 100,000 shares and the Cook Family Foundation, Inc. will sell 34,000 shares. Following these sales, John M. Cook will beneficially own 3,275,502 shares.


 (3) John M. Cook, the Chairman of the Board, Chief Executive Officer and a director of PRG, is the general partner of the Cook Family Limited Partnership, a director of the Cook Family Foundation, Inc. and the trustee of the John M. Cook 1998 Revocable Trust.



 (4) Includes 38,233 shares held for the benefit of John M. Toma, Vice Chairman and a director of PRG, for which Mr. Toma's wife serves as trustee. Includes 197,265 shares held by the Toma Family Limited Partnership, for which Mr. Toma serves as the general partner. Also includes 50,000 shares held by Mr. Toma's wife, 3,901 shares held by the Mary Caitlin Cook Trust, of which Mr. Toma is the trustee, and 45,000 shares subject to options which either are exercisable or will become exercisable within 60 days from the date of this Prospectus. Does not include shares held for the benefit of Mr. Toma's children in the Michael Toma Family Trust and the Michelle Toma Family Trust.



 (5) Garth H. Greimann, a director of PRG, is a general partner of Third Berkshire Associates, the general partner of Berkshire Fund III.


 (6) Includes 730,931 shares held by Berkshire Fund III for which the general partner is Third Berkshire Associates. Messrs. Callaghan and Epker serve as general partners of Third Berkshire Associates. These individuals each disclaim beneficial ownership of the shares owned by Berkshire Fund III, except to the extent of their respective pecuniary interests therein. Includes 1,385 shares held by Mr. Callaghan and 4,296 shares held by Mr. Epker, and 17,708 shares held by certain affiliates of Third Berkshire Associates for which Messrs. Callaghan and Epker hold shared voting power.

                                  UNDERWRITING


     BancBoston Robertson Stephens Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Hambrecht & Quist LLC and The Robinson-Humphrey Company, LLC are acting as representatives of the underwriters named below. The underwriters have severally agreed with PRG and the selling shareholders, subject to the terms and conditions of the Underwriting Agreement, to purchase from PRG and the selling shareholders the respective number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all shares if any are purchased.



                                                              NUMBER OF
                                                               SHARES
UNDERWRITERS:                                                 ---------
  BancBoston Robertson Stephens Inc.........................
  Merrill Lynch, Pierce, Fenner & Smith
                Incorporated................................
  Hambrecht & Quist LLC.....................................
  The Robinson-Humphrey Company, LLC........................

                                                              ---------
     Total..................................................  3,500,000
                                                              =========



     The underwriters propose to offer the shares of common stock (1) to the public at the assumed public offering price set forth on the cover page of this prospectus and (2) to certain dealers at such price less a concession of not in
excess of $       per share, of which $       may be reallowed to other dealers.
After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives.



     PRG and certain shareholders have granted to the underwriters an option which is exercisable during the 30-day period after the date of this prospectus. This option permits the underwriters to purchase up to 525,000 additional shares of common stock at the same price per share as PRG and the selling shareholders will receive for the 3,500,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as such underwriter will purchase of the 3,500,000 shares that the underwriters have agreed to purchase. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the shares are being sold.



     The following table shows the underwriting fees to be paid to the underwriters by PRG and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.



                                                                  NO            FULL
                                                               EXERCISE       EXERCISE
BY PRG:                                                       -----------   -------------
  Per share.................................................   $              $
  Total.....................................................   $              $
BY THE SELLING SHAREHOLDERS:
  Per share.................................................   $              $
  Total.....................................................   $              $



     BancBoston Robertson Stephens Inc. expects to deliver the shares of common
stock to purchasers on             , 1999.

     The Underwriting Agreement contains covenants of indemnity among the underwriters, PRG and the shareholders selling shares in this offering against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.



     PRG and certain of its directors and executive officers have agreed that, subject to limited exceptions, they will not, for a period of 90 days after the date of this prospectus, sell, offer to sell, contract to sell or otherwise dispose of any of their shares of common stock or other securities of PRG without the prior written consent of BancBoston Robertson Stephens Inc. When determining whether to release shares from the lock-up agreements, BancBoston Robertson Stephens Inc. may consider, among other factors, market conditions at the time, the number of shares for which the release is requested and the shareholder's reasons for requesting the release.



     The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.



     The representatives have advised PRG that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. These transactions include stabilizing bids, syndicate covering transactions and the imposition of penalty bids. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is a bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling commission otherwise due to an underwriter in connection with the offering if the common stock originally sold by such underwriter is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter. The representatives have advised PRG that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.



     In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market making would commence during the business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.


                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for PRG and the selling shareholders by Long Aldridge & Norman LLP, Atlanta, Georgia. Certain legal matters related to the offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS


     The Consolidated Financial Statements of PRG as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been filed separately and incorporated by reference herein and in the registration statement in which this prospectus is contained in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, filed separately and incorporated by reference herein and in such registration statement, and upon the authority of said firm as experts in accounting and auditing.


     The Financial Statements of Loder, Drew & Associates, Inc. as of December 31, 1996 and 1997, and for each of the years in the two-year period ended December 31, 1997, have been filed separately and incorporated by reference herein and in the registration statement in which this prospectus is contained in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, filed separately and incorporated by reference herein and in such registration statement, and upon the authority of said firm as experts in accounting and auditing.


     The Financial Statements of Robert Beck & Associates, Inc. as of December 31, 1997, and for the year then ended, have been filed separately and incorporated by reference herein and in the registration statement in which this prospectus is contained in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, filed separately and incorporated by reference herein and in such registration statement, and upon the authority of said firm as experts in accounting and auditing.


     The Consolidated Financial Statements of Financiere Alma S.A. and subsidiaries as of December 31, 1995 and 1996 and June 30, 1997, and for each of the years in the two-year period ended December 31, 1996 and the six months ended June 30, 1997, have been filed separately and incorporated by reference herein and in the registration statement in which this prospectus is contained in reliance upon the report of ERNST & YOUNG Entrepreneurs, filed separately and incorporated by reference herein and in such registration statement, and upon the authority of said firm as experts in accounting and auditing.

     The Consolidated Financial Statements of Financiere Alma S.A. and subsidiaries as of December 31, 1997 and for the three months ended December 31, 1997 have been filed separately and incorporated by reference herein and in the registration statement in which this prospectus is contained in reliance upon the report of ERNST & YOUNG Entrepreneurs, filed separately and incorporated by reference herein and in such registration statement, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     PRG has filed the following documents with the Securities and Exchange Commission under the Exchange Act, all of which are incorporated by reference in and made a part of this prospectus:



        (a) PRG's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Forms 10-K/A on March 16, 1998, April 28, 1998 and May 15, 1998;



        (b) PRG's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, as amended by Form 10-Q/A on December 4, 1998;



        (c) PRG's Current Reports on Form 8-K filed October 22, 1997 (event date: October 7, 1997), August 12, 1998 (event date: July 30, 1998), August 12, 1998 (event date: August 6, 1998), November 10, 1998 (event date:
     October 29, 1998) and December 4, 1998 (event date:

     December 4, 1998), and Current Report on Form 8-K/A filed November 21, 1997 (event date October 7, 1997); and



        (d) The description of the common stock contained in PRG's Registration Statement on Form 8-A dated March 26, 1996 (Commission File No. 0-28000).



     All documents filed by PRG pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act: (1) subsequent to the initial filing of this prospectus and prior to the date it is declared effective; and (2) subsequent to the date of this prospectus and prior to the termination of this offering are incorporated by reference and become a part of this prospectus and a part hereof from the date of filing of such documents. Any statement contained in this prospectus or in a document incorporated by reference herein is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document, which also is incorporated by reference in this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.



     On request, PRG will provide at no cost to each person, including any beneficial owner, who receives a copy of this prospectus, a copy of any or all of the documents incorporated in this prospectus by reference. PRG will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into those documents. Written or telephonic requests for such copies should be addressed to PRG's principal executive offices, attention: Clinton McKellar, Jr., 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426, telephone number (770) 779-3900.


                             ADDITIONAL INFORMATION


     PRG files reports, proxy statements and other information with the Commission. Those reports, proxy statements and other information may be obtained:


     - At the Public Reference Room of the Commission, Room 1024--Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the public reference facilities at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

     - From the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

     - From the Internet site maintained by the Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

     Some locations may charge prescribed or modest fees for copies.


     PRG has filed with the Commission a Registration Statement on Form S-3 and certain amendments thereto under the Securities Act covering the shares of common stock offered hereby. As permitted by the Commission, this prospectus, which constitutes a part of the Registration Statement, does not contain all the information included in the Registration Statement. This additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                                   [PRG LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses of the offering, other than underwriting discounts and commissions, are:

Securities and Exchange Commission registration fee.........  $ 32,870
NASD filing fee.............................................    12,324
Nasdaq National Market listing fee..........................    17,500
Blue sky fees and expenses..................................     6,000
Printing and engraving expenses.............................   150,000
Legal fees and expenses.....................................   225,000
Accounting fees and expenses................................    50,000
Transfer Agent and registrar fees...........................    10,000
Miscellaneous expenses......................................    46,306
                                                              --------
          Total.............................................  $550,000
                                                              ========

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the selling shareholders hereunder, with the exception of underwriting discounts and commissions.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 8 of the Company's Articles of Incorporation and Article VII of the Company's Bylaws set forth the extent to which the Company's directors and officers may be indemnified against liabilities they may incur while serving in such capacities. Such indemnification will be provided to the fullest extent allowed by the Georgia Business Corporation Code, as amended from time to time. Under these indemnification provisions, the Company is required to indemnify any of its directors and officers against any reasonable expenses (including attorneys' fees) incurred by such party in the defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was made a party, or in defense to any claim, issue or matter therein, by reason of the fact that such person is or was a director or officer of the Company or who, while a director or officer of the Company, is or was serving at the Company's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the extent that such director or officer has been successful, on the merits or otherwise, in such defense. The Company also is required to indemnify any of its directors or officers against any liability incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the name of the Company, in which event, additional determinations must be made before indemnification is provided) by reason of the fact that he or she is or was a director or officer of the Company who, while a director or officer of the Company, is or was serving at the Company's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director or officer acted in a manner he or she believed in good faith to be in, or not opposed to, the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company may also provide advances of expenses incurred by a director or officer in defending such action, suit or proceeding upon receipt of a written affirmation of such officer or director that he or she has met certain standards of conduct and an undertaking by or on behalf of such officer or director to repay such advances unless it is ultimately determined that he or she is entitled to indemnification by the Company.

     The Company's Articles of Incorporation contain a provision which eliminates, to the fullest extent permitted by law, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

     The Company has entered into indemnification agreements (the "Indemnification Agreements") with each of its directors and certain executive officers. The Indemnification Agreements set forth certain procedural matters relating to indemnification, including the manner in which an indemnified party may make a claim and the right of an indemnified party to court adjudication of his or her claim if indemnification is denied by the Company.

     The Company has obtained an insurance policy insuring the directors and officers of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Pursuant to the Underwriting Agreement to be entered into by the Company in connection with the offering of common stock by this registration statement and the accompanying prospectus, the Underwriters thereunder are expected to indemnify the directors and officers of the Registrant and certain other persons against certain civil liabilities.

ITEM 16.  EXHIBITS

      Exhibits.  The following exhibits are filed as part of this Registration
Statement:


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1.1*     --  Form of Underwriting Agreement among the Registrant,
               BancBoston Robertson Stephens Inc., Merrill Lynch, Pierce,
               Fenner & Smith Incorporated, Hambrecht & Quist LLC and The
               Robinson-Humphrey Company, LLC.
  2.1+     --  Agreement and Plan of Reorganization, dated January 4, 1995, among The Profit Recovery Group, Inc., Fial & Associates,
               Inc. and T. Charles Fial (incorporated by reference to the
               Exhibit of the same number contained in the Registrant's
               Registration Statement on Form S-1 (Registration No.
               333-1086)).
  2.2+     --  Note Purchase Agreement, dated April 27, 1995, among The
               Profit Recovery Group, International, L.P., The Profit
               Recovery Group International I, Inc., T. Charles Fial and
               certain limited partners and purchasers named therein
               (incorporated by reference to the Exhibit of the same number contained in the Registrant's Registration Statement on Form
               S-1 (Registration No. 333-1086)).
  2.3+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and certain individual
               Stockholders of Alma Intervention S.A. (incorporated by
               reference to Exhibit 2.1(a) of the Registrant's Form 8-K
               filed with the Commission on October 22, 1997).
  2.4+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and certain individual
               Stockholders of Alma Intervention S.A. (incorporated by
               reference to Exhibit 2.1(b) of the Registrant's Form 8-K
               filed with the Commission on October 22, 1997).
  2.5+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and Epargne Capitalisation
               Intermediare and Epargne Developpement (incorporated by
               reference to Exhibit 2.2 of the Registrant's Form 8-K filed with the Commission on October 22, 1997).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  2.6+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and Sophie Davet (incorporated by reference to Exhibit 2.3 of the Registrant's Form 8-K
               filed with the Commission on October 22, 1997).
  2.7+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and Marc Eisenberg and Eric
               Eisenberg (incorporated by reference to Exhibit 2.4 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.8+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and Banque Internationale a
               Luxembourg S.A. for share capital of Financiere Alma S.A.
               and Alma Intervention S.A. (incorporated by reference to
               Exhibit 2.5 of the Registrant's Form 8-K filed with the
               Commission on October 22, 1997).
  2.9+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and Banque Internationale a
               Luxembourg S.A for share capital of Alma Intervention S.A.
               (incorporated by reference to Exhibit 2.6 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.10+    --  Warranty Agreement dated as of October 7, 1997 among the
               Company, PRG France S.A., Marc Eisenberg and Eric Eisenberg
               (incorporated by reference to Exhibit 2.7 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.11+    --  Indemnity Escrow and Stock Pledge Agreement dated as of
               October 7, 1997 among the Company, PRG France S.A., Marc
               Eisenberg, Eric Eisenberg, Banque Internationale a
               Luxembourg S.A. and Arnall Golden & Gregory, LLP
               (incorporated by reference to Exhibit 2.8 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.12+    --  Asset Purchase Agreement dated as of July 31, 1998 among the
               Company, The Profit Recovery Group International I, Inc.,
               Loder, Drew & Associates, Inc., Ronald K. Loder and H.
               Richard Byrne (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K pertaining to the Loder, Drew &
               Associates, Inc. transaction filed with the Commission on
               August 12, 1998).
  2.13     --  Stock Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I,
               Inc., Robert Beck & Associates, Inc. and the shareholders of
               Robert Beck & Associates, Inc. (incorporated by reference to
               Exhibit 2.1 of the Registrant's Form 8-K filed with the
               Commission on November 10, 1998).
  2.14     --  Stock Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I,
               Inc., Taylor, Blackburn & Associates, Inc. and the
               shareholders of Taylor, Blackburn & Associates, Inc.
               (incorporated by reference to Exhibit 2.2 of the
               Registrant's Form 8-K filed with the Commission on November
               10, 1998).
  2.15     --  Stock Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I,
               Inc., John E. Flatley & Associates, Inc. and the shareholder of John E. Flatley & Associates, Inc. (incorporated by
               reference to Exhibit 2.3 of the Registrant's Form 8-K filed with the Commission on November 10, 1998).
  2.16     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I, Inc.
               and Vincent Creadon, a sole proprietorship (incorporated by reference to Exhibit 2.4 of the Registrant's Form 8-K filed with the Commission on November 10, 1998).
  2.17     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I, Inc.
               and John H. Cavins, a sole proprietorship (incorporated by reference to Exhibit 2.5 of the Registrant's Form 8-K filed with the Commission on November 10, 1998).
  2.18     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I,
               Inc., RBA Audits, Inc. and the shareholders of RBA Audits,
               Inc. (incorporated by reference to Exhibit 2.6 of the
               Registrant's Form 8-K filed with the Commission on November
               10, 1998).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  2.19     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I, Inc.
               and John M. Kirkeide, a sole proprietorship (incorporated by reference to Exhibit 2.7 of the Registrant's Form 8-K filed with the Commission on November 10, 1998).
  2.20     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I, Inc.
               and Robert N. Beck, Jr., a sole proprietorship (incorporated by reference to Exhibit 2.8 of the Registrant's Form 8-K
               filed with the Commission on November 10, 1998).
  2.21     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I,
               Inc., Savant Consulting, L.L.C. and the members of Savant
               Consulting, L.L.C. (incorporated by reference to Exhibit 2.9 of the Registrant's Form 8-K filed with the Commission on
               November 10, 1998).
  2.22     --  Representations, Covenants and Indemnification Agreement
               (incorporated by reference to Exhibit 2.10 of the
               Registrant's Form 8-K filed with the Commission on November
               10, 1998).
  4.1      --  Specimen Common Stock Certificate (incorporated by reference to the Exhibit of the same number contained in the
               Registrant's Registration Statement on Form S-1
               (Registration No. 333-1086)).
  4.2      --  Applicable provisions of the Articles of Incorporation and
               Bylaws of the Registrant (incorporated by reference to
               Exhibits 3.1 and 3.2 of the Registrant's Registration
               Statement on Form S-1 (Registration No. 333-1086)).
  5.1      --  Opinion of Long Aldridge & Norman LLP.
 23.1      --  Consent of Long Aldridge & Norman LLP (included in its opinion filed as Exhibit 5.1).
 23.2      --  Consent of KPMG Peat Marwick LLP.
 23.3      --  Consent of ERNST & YOUNG Entrepreneurs.
 24.1*     --  Powers of Attorney.

------------

*  Previously filed.


+ PRG has received confidential treatment of portions of this Agreement.
  Accordingly, portions thereof have been omitted and filed separately with the Securities and Exchange Commission. In addition, in accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the schedules is contained at the end of the Exhibit. PRG will furnish supplementally a copy of any omitted schedule to the Commission upon request.



+ In accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the schedules is contained at the end of the Exhibit. PRG will furnish supplementally a copy of any omitted schedule to the Commission upon request.

                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on December 23, 1998.

                                          THE PROFIT RECOVERY GROUP
                                          INTERNATIONAL, INC. (REGISTRANT)

                                          By:        /s/ JOHN M. COOK
                                             -----------------------------------
                                                        John M. Cook
                                               Chairman of the Board and Chief
                                                      Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                  /s/ JOHN M. COOK                     Chairman of the Board, Chief  December 23, 1998
-----------------------------------------------------    Executive Officer and
                    John M. Cook                         Director (principal
                                                         executive officer)

              /s/ DONALD E. ELLIS, JR.                 Senior Vice                   December 23, 1998
-----------------------------------------------------    President--Finance,
                Donald E. Ellis, Jr.                     Treasurer and Chief
                                                         Financial Officer
                                                         (principal financial
                                                         officer)

                /s/ MICHAEL R. MELTON                  Vice President--Finance       December 23, 1998
-----------------------------------------------------    (principal accounting
                  Michael R. Melton                      officer)

                        /s/ *                          Director                      December 23, 1998
-----------------------------------------------------
                  Stanley B. Cohen

                        /s/ *                          Director                      December 23, 1998
-----------------------------------------------------
                   Marc Eisenberg

                        /s/ *                          Director                      December 23, 1998
-----------------------------------------------------
                   Jonathan Golden

                               [Signatures continued on following page]

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                                                       Director
-----------------------------------------------------
                  Garth H. Greimann

                                                       Director
-----------------------------------------------------
                Fred W. I. Lachotzki

                                                       Director
-----------------------------------------------------
                   Ronald K. Loder

                        /s/ *                          Director                      December 23, 1998
-----------------------------------------------------
                   E. James Lowrey

                        /s/ *                          Director                      December 23, 1998
-----------------------------------------------------
                  Michael A. Lustig

                        /s/ *                          Vice Chairman and Director    December 23, 1998
-----------------------------------------------------
                    John M. Toma

                *By: /s/ JOHN M. COOK                                                December 23, 1998
  ------------------------------------------------
                    John M. Cook,
                  Attorney-in-fact